Annual Report 2005

P.E. 12-31-05

06026843

AR/S

P.E. 12-31-05

Manpower Inc

05

2006

Manpower®

What do you do?

To Our Shareholders:

What do you do? It's the first question anyone asks when they meet you. It's also the question that is asked when you're faced with a problem. In 2006, the answer to that question will be, "call Manpower." You'll have to read on to learn more about that. But first, I'd like to give you a glimpse back at 2005, which marked another solid year for Manpower.

The Manpower team across the globe worked diligently on executing every day, while building a platform for the future. Revenues for 2005 exceeded $16 billion, a 7.7% increase in constant currency over 2004. Our profitability also increased, as our EMEA region (Europe, Middle East and Africa – excluding France) increased profitability by 37%, our U.S. group increased profitability by 39% and our Asia Pacific region increased profitability by 36% – all outstanding performances that will continue to deliver benefits for us and our shareholders in the future. Many of the operations that we have been investing in for several years started to contribute significantly to revenue growth, as well as operating profit, in 2005.

2005 was a particularly satisfying year, as growth came from so many different areas of the business, giving us even more energy and momentum to move forward.



Jeffrey A. Joerres
Chairman, CEO & President

We improved our operating profit by 11%, to $436 million compared to last year's $396 million. We also managed our capital effectively, increasing our free cash by 59% to $190 million and reducing our debt, bringing our debt-to-capitalization percentage from 29% to 26%. We finished the year at $260 million of net income, an 8% increase over 2004.

2005 was a particularly satisfying year, as growth came from so many different areas of the business, giving us even more energy and momentum to move forward. The core of our business is clearly on track, with outstanding growth rates from across the world. We are seeing the continuation of a secular trend in the use of contingent staff, regardless of the geography of the world. Many countries have opened their labor laws, and many companies have opened their minds, to the concept of optimizing the talent flow required in their businesses. These trends are illustrated by growth rates like 26% in Elan, 13% in Italy, 19% in Germany, 28% in Southeast Asia and 41% in Argentina. Clearly this is an exciting time for the core part of our business – providing the world with the best talent available.

In addition to the pure secular growth in more mature markets, Manpower has made significant progress in emerging markets. Our move into China has been both well thought out and well executed. We have approached China for the long run, ensuring that our efforts continue to build on our brand and work well with the dynamics of that particular labor market. In 2005, we substantially increased our presence in China through two separate tracks: operationally and in partnership with the Chinese government. From an operational perspective, we were able to increase our revenue by 71%, doubling the number of full-time permanent placement recruiters to over 100.

Our international partnership office with the Shanghai government is not only a great brand builder for us, but also is our way to contribute to development of the burgeoning labor market in Shanghai, and potentially, in other cities. It allows us to work with the government in diagnosing and assessing talent availability, creating the roadmap for training and development initiatives by both the public and private sectors. We are confident that both Manpower and the Chinese labor market will benefit from this venture.

We have also moved rapidly in the Indian market, where many of our clients have, or are planning to have, major operations. We've enhanced our presence dramatically in India by bringing in a new management team and improving operational execution. We've also expanded through a landmark joint venture with ABC Consultants, doubling our revenue in 2005 and making us the industry leader for permanent recruitment in India's high growth sectors.

We now have more than 2,000 dedicated permanent placement recruiters worldwide, clearly making us one of the top permanent recruiters in the world.

It's not just the emerging markets that are looking at using Manpower for permanent recruitment – it's the whole world. We have seen a structural change as companies have reorganized themselves and are creating much more of an industrial strength process to bring talent into their organizations. We have led the employment services industry in bringing permanent recruitment services to the marketplace, and we now have more than 2,000 dedicated permanent placement recruiters worldwide, clearly making us one of the top permanent recruiters in the world.

Recruitment process outsourcing also is a high-growth area for our business, giving us the unique advantage of being able to manage all of the employer's permanent, contract and temporary employment needs, efficiently and effectively. We offer these services consistently worldwide for both large and small clients, and our client base continues to grow, particularly among our multinational clients.

Jefferson Wells did well in 2005, bouncing off the tremendous surge in business we had in 2004 as a result of Sarbanes-Oxley. It was our goal to diversify our business mix and expand our geographic network in 2005, and we achieved this goal. We added more than 600 clients and expanded our presence within our existing client base. Sarbanes-Oxley work, which is immensely important to our business, now only comprises a third of Jefferson Wells' total revenue, which reached an all time high of $380 million.

All in all, it was a solid year for Manpower. We were able to build on our strengths and produce results for our shareholders. But that was yesterday. Tomorrow is what really counts, and that's where we're focused.

On February 21, Manpower introduced our newly refreshed brand – the first time we have changed our brand in our 58-year history.

Beyond the financial performance of 2005, there is something much bigger that we have accomplished within Manpower over the past year, the culmination of a major stage in the journey that we have undertaken over the past several years. I suspect, by now, you have noticed something different about this year's report. On February 21, Manpower introduced our newly refreshed brand – the first time we have changed our identity in our 58-year history. Our new logo, which is on the cover of this book, conveys the spirit of our new brand, which is about showing the many colors of Manpower, and the variety of services that we provide to our clients and the individuals that we help every day to find jobs and transform their careers.

Our new five-color logo - which forms an abstract "MP" for Manpower – has been rolled out around the world on hundreds of offices and will cover the entire network by year end. The logo is also now revealed on all of our advertising and external communications, to signal a shift in Manpower and a shift in the way that we believe our stakeholders should look at the contemporary world of work.

Our new tagline, as you may have guessed, is "What do you do?" People all over the world are defined, in part, by their jobs. If they're not happy in their jobs, what do they do? They come to Manpower – 4 million of them found permanent, temporary and contract jobs with us in 2005.

As you've already read throughout this letter, our clients – both corporate and government – are facing tremendous challenges and changes in today's labor markets. What do they do? They call Manpower to help them with their most difficult employment issues, to make their jobs easier, and to help them win in the changing world of work.

Our new brand is about much more than a logo. It is about a company that began 58 years ago providing temporary employment to women and men in administrative and industrial positions, and has now evolved to be the acknowledged thought leader in the employment services industry, helping the world's largest companies and governments to navigate the many challenges in today's labor market and devise strategies that will enable them, and the individuals they represent, to succeed despite talent shortages in highly skilled positions and long-term unemployment among those with fewer skills, or skills that have become obsolete.

A few short years ago, we began a journey to broaden our service mix so that we could better serve both large and small clients around the world who were seeking our help on a broader range of employment issues. We have made some strategic acquisitions, and we have developed new services organically at the same time. We have transformed our client service model to enable us to deliver new services like permanent recruitment and recruitment process outsourcing without distracting from our core business of temporary and contract employment services. We have added powerful offerings to our service mix with Jefferson Wells, a leading financial services company, and Right Management, the largest career transition company in the world.

There is still a long way to go in our journey, but we are thrilled to share our progress in a more visible way through the launch of our new brand, which marks the completion of a major milestone in the creation of today's Manpower.

These changes have required a huge effort by our talented team around the world, and we are excited to see it all coming to fruition. There is still a long way to go in our journey, but we are thrilled to share our progress in a more visible way through the launch of our new brand, which marks the completion of a major milestone in the creation of today's Manpower.

As part of the transition to the new Manpower brand, you will see that our vision, values and strategies have been modified to align with the company that we are now, and have set our sights on being. Our vision is now: "We lead in the creation and delivery of services that enable our clients to win in the changing world of work." Our revised business strategies have retained three areas of focus, which are Revenue, Efficiency and Organization & Culture. In addition, we have added Innovation and Thought Leadership, which are central to our plan for the next stage in the Manpower journey. In the contemporary world of work, we believe it's all about understanding what's now and what's next for employers and individuals, and delivering services that help both groups to succeed. Our increased focus on Innovation and Thought Leadership are intended to expand the distance between ourselves and our competitors in these two key areas, further differentiating the value proposition that we can offer to clients worldwide.

The most important aspect of our new brand is the way that it is delivered internally, through a distinct change in behavior among our team worldwide. We believe that we are the most exciting company in the industry due to the training that has been delivered to all of our employees worldwide over the past several months to feed the internal engine and enable all of us to deliver on the new brand. The training has enabled every person to understand what the brand is about, what we expect of leadership and how we expect client service to be delivered.

We lead in the creation and delivery of services that enable our clients to win in the changing world of work.

Thank you to our shareholders for trusting in us to deliver a superior value proposition in our market and a superior return on your investment. I would also like to express my sincere appreciation to Lord Dennis Stevenson, who has retired from our Board of Directors after 18 years of providing us with his advice and counsel. Most of all, I thank our 27,000 employees for their passion for the business, commitment to serving our clients and dedication to helping over 4 million people to find permanent, temporary and contract jobs in 2005.

The journey continues...and the best is yet to come.

Regards,

Jeffrey A. Joerres
Chairman, CEO & President
February 9, 2006


Ente
Exit

Services for the Entire Business and Employment Cycle Shifts in demand, economic uncertainty, mergers and acquisitions, technology and globalization have made the normal business cycles more difficult to navigate than ever before. This constant state of change has also impacted the HR manager's role, with recruitment, assessment, training, re-training to align with changing business needs, and outplacement, now becoming a normal cycle in managing today's workforce. Manpower works with thousands of companies each year to optimize their workforces through every phase of the cycle.

With the pace of change in today's business world, companies increasingly require people with different skills than the current employees in their organizations possess. The question that Manpower helps our clients to answer is whether and when to replace or re-train the existing employee group in order to meet the needs of the business, and how to manage these decisions in a way that is true to their corporate and personal values. These changes are never easy, but we help to make them less painful.

Realign



Up-skill

In an ever-changing world of work with new technology and new business processes being introduced every day, Manpower helps our employees and associates to keep their skills up to date with free training in over 3,600 courses available through our online DirectTraining[SM] Global Learning Center. These courses enable students to improve their skills in areas ranging from brushing up on software programs, to earning an IT certification or improving soft skills like time management or delegation.





Enter
Exit

Today's HR managers recognize that the labor needs of their organizations are in a constant state of change. Not only do they require a flexible number of employees to help them deal with peaks and valleys in demand for their products and services, but they also need to constantly realign the skill sets of their employee base to adjust to changes in technology, and in the composition of their businesses.



Recruiting, Assessment & Selection
Training
Temporary Staffing
Permanent Recruitment
Outplacement

Supply  Demand

Navigating the Growing Global Talent Shortage As globalization continues to make all countries more interdependent, we are acutely aware of the growing imbalance between the number of people needed to keep companies and economies growing, and the number of people available with the right skills in those same countries. Manpower works closely with employers and governments to align their people strategies with the demographic realities that are becoming a growing global challenge.



Talent shortages are already impacting employers, as it is becoming more difficult to find highly skilled individuals in some of the fastest growing occupations like IT and engineering. Both companies and governments look to Manpower for consulting assistance to help them devise the right strategies to win in the coming war for talent.

Strategy

opportunity

In developing countries like China, India, Poland and the Czech Republic, there are growing opportunities for individuals to find a place in the world of work that will help them build a better life. Manpower works hard to identify individuals with potential and provide them with jobs, experience and training to help them make the most of these opportunities.



Supply Demand

There are millions of people around the world without adequate employment to support their families. At the same time, employers are having difficulty finding qualified individuals to fill their highly skilled positions. The challenge lies not in a lack of people, but rather in a growing lack of people with the right skills in the right place for the jobs that are available.

3.3Million

The U.S. Bureau of Labor Statistics estimates that by 2012 there will be 3.3 million fewer workers than jobs available due to the large number of Baby Boomers headed for retirement. Add to this the fact that technological advances and other factors are causing most jobs to require training and/or education beyond high school graduation, and you begin to see the magnitude of the coming gap between jobs and the talent available to fill them. These issues are even more pronounced in emerging markets. Manpower has been working with clients and governments for many years to develop strategies and programs that will enable them to overcome the emerging talent deficit. We anticipate that demand for our consulting services will continue to rise as these needs become more visible to a larger portion of the employer population.

Insource / Outsource

Outsourcing Process and People Management Manpower has grown to be one of the largest outsourcing providers in the employment services industry, helping clients who wish to outsource the recruitment and management of people in order to improve efficiency and enable their staff to focus on their core business activities.

The recruitment process has become increasingly time consuming as employers are inundated with job applicants who come to them through online job boards and recruitment agencies. Whether the entire recruitment process is outsourced to Manpower, or just a single element, it enables the HR department to focus on other priorities, knowing that they can rely on us to find the right people when and where they are needed.

Efficiency



Productivity



Managers across all business functions – from IT to finance to engineering and beyond – look to Manpower to find and manage the people they need to complete their projects and provide the services required of their departments. Our outsourced teams blend seamlessly with our clients' organizations, making it easy for them to move auditing projects to Jefferson Wells or field engineering responsibilities to Manpower when there are not enough hours in the day to do it all internally.

Insource Outsource

When employers look to simplify and streamline their businesses, Manpower plays a strategic role in helping them to identify which processes to maintain in-house and which to outsource.

Mix Match

Recruiting the Complete Candidate The quality of a candidate is not defined by his qualifications alone, but also by his ability to succeed within the particular organization for which he is hired to work. Manpower has always been the hallmark of quality recruitment because of our consistent focus on finding the right candidate to match the employer's environment and culture, as well as the job itself.



Fulfillment

People rarely begin a new job with the intention of failing, but it does happen and most people never quite understand why it didn't work out. Manpower takes our responsibility to candidates seriously, and we are very careful to assess the client organization, the job for which we are recruiting and the candidate's skills, work goals and preferences when matching them to the right opportunity. The goal is to find a place for each candidate where they can find not just a job, but a place to belong and grow.





HR managers know that most employees do not fail in their jobs because of a lack of skills, but rather because they have the wrong attitude or soft skills for the environment in which they are employed. Considering that it costs on average 30 percent of an individual's annual salary to recruit and hire a replacement, it makes sense to hire the right person the first time by using quality assessment services and matching the candidates who are the best fit for the job.

Fit

Mix
Match

Any recruiter can find a person to put in a job. At Manpower, we focus on finding the right individual for the environment, the job itself, and the supervisor to whom they will report. We strive to match attributes like the individual's attitude, ability to learn and work as part of a team, rather than just the results of their skills test.

4 Million

In 2005, Manpower provided permanent, temporary and contract jobs to 4 million people across 72 countries and territories. These individuals work both part-time and full-time in professional, administrative or industrial positions for employers both large and small. The variety of candidates and clients that we serve enables us the flexibility to match the right person to the right opportunity. Our proprietary Predictable Performance System and our wide array of psychometric tests have long been the industry benchmark for quality recruitment outcomes, and our ability to administer most of our assessments online provides added speed and convenience for both our clients and our candidates.

Answer

The Employment Experts No other company has its finger on the pulse of the world's labor markets like Manpower does. The Manpower Employment Outlook Survey has provided an extremely reliable forecast of future hiring trends every quarter for more than 40 years. Now available in 24 countries and territories each quarter, the survey is the cornerstone of Manpower's library of studies and surveys that help employers, economists and world leaders to understand what's now and what's next in the world of work.



Insight

Economists, journalists, university researchers and think tanks are among the thousands of thought leaders who closely follow Manpower research products, utilizing our data to help them assess and forecast the health and direction of the world's labor markets. Over 4,500 of them subscribe to our online Research Center on manpower.com to receive the latest research as soon as it becomes available.

Clarity

In France, business leaders and employers across all sectors look to L'institut Manpower (the Manpower Institute) for answers in the changing world of work. Our expertise, built on nearly 50 years of experience doing business in France, combined with our steady output of expert studies on employment trends, provide employers with a clearer view of what lies ahead in the labor market.



Question Answer

No other company in the world has more experience and more expertise in navigating the constantly changing world of work. As the speed of change continues to accelerate, this knowledge leadership is increasingly important to our clients and the people who work for them.

45,000 Employers

More than 45,000 employers across 24 countries and territories talk to Manpower every quarter to share their hiring plans for the coming quarter, as well as their insights and experience with the latest employment trends. This insight enables Manpower to develop strategies that help employers overcome challenges before others are even aware that a trend is emerging.

Charity / Investment

A helping hand for the long term Manpower's philosophy for investing in our communities has always been focused on the long-term view. If there is a way for us to help re-build lives after a natural disaster, or to help disadvantaged individuals to find their way into the world of work, Manpower will be there lending a hand.

Restoring Hope 2005 was a year marked with tremendous natural disasters, from the Asian tsunami to hurricanes, floods and earthquakes that rocked the foundation of many people's lives around the world. Beyond the loss of life and property that we all witnessed through the daily news, was the destruction of many jobs and careers. In many cases, the primary wage earner may have been lost, or their former place of employment no longer exists. A job is never so important as when you have lost everything and need to start over.







Manpower determined that the best way for us to help was to find immediate jobs for those who needed them in order to feed their families, and to begin building toward better tomorrows in the most devastated region within our network. As a result, we have opened two new vocational training centers in Tamil Nadu, India and, with our partners at Hope International, we are already providing new opportunities for 350 individuals in this tsunami-ravaged region to obtain the training they need to begin family-supporting jobs and move forward with their lives. Our goal is to sustain the program for 15 years, with nearly 1,000 people being trained each year. The program also includes self-help groups that will create at least 70 small businesses for women in Tharangambadi.

Of course, we have also continued our focus on workforce development programs for disadvantaged individuals, providing training and jobs to many thousands of long-term unemployed and disabled individuals through our operations all around the world. Many of the programs that we have developed to provide a bridge to employment for these individuals are built on partnerships with non-governmental organizations, government labor ministries and other companies that share our dedication to employment for all individuals who are willing and able to work. The power of teamwork that we gain through these partnerships enables us to increase our impact immeasurably.

Our 27,000 employees take great pride in our ability to play a role in helping so many people to find work, and hope, every year, and we continue to make great strides through our collective dedication to doing good things for our communities while we do well for our shareholders.

Wall Street  Your Street

Consistent Focus As a public company, we are constantly striving to enhance our performance and find new ways to deliver shareholder value. At the same time, we remain largely a local company serving thousands of local employers and millions of individual job seekers that come through our 4,400 doors around the world every year. It is our ability to maintain our focus on serving clients and candidates better than anyone else in our industry that feeds long-term shareholder value and defines our success. We never lose sight of the fact that when our clients and candidates win, our shareholders win.

Financial Highlights

Revenues from Services(a)

in millions ($)


2005 16,080.4
2004 14,930.0
2003 12,184.5
2002 10,610.9
2001 10,483.8

Systemwide Offices(b)


2005 4429
2004 4338
2003 4041
2002 3932
2001 3920

Operating Profit(c)

in millions ($)


2005 436.5
2004 395.8
2003 257.9
2002 234.8
2001 237.6

Net Earnings per Share – Diluted(c)

($)


2005 2.87
2004 2.59
2003 1.69
2002 1.42
2001 1.59

(a) Revenues from Services include fees received from our franchise offices of $25.1 million, $25.6 million, $29.5 million, [illegible] million and [illegible] million for 2001, 2002, 2003, 2004, and 2005, respectively. These fees are primarily based on revenues generated by the franchise operations, which were $1,[illegible] million, $1,179.0 million, [illegible] million, $1,487.1 million and $1,510.7 million for 2001, 2002, 2003, 2004, and 2005, respectively.

[illegible] $21.7 million, $21.[illegible] million, [illegible] million and [illegible] million for 2001, 2002, 2003, 2004, and 2005, respectively. These fees are primarily based on revenues generated by the franchise operations, which were $1,[illegible] million, $1,015.8 million, $1,026.2 million, $1,181.5 million and $1,196.5 million for 2001, 2002, 2003, 2004, and 2005, respectively.

(b) Systemwide Offices represents our branch offices plus the offices operating under a franchise agreement with us.

(c) On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which prohibits the amortization of goodwill and identifiable intangible assets with an indefinite life.

Management's Discussion & Analysis of financial condition and results of operations

Business Overview

Manpower Inc. is a world leader in the employment services industry. Our global network of over 4,400 offices in 72 countries and territories allows us to meet the needs of our clients in all industry segments, whether they are global, multinational or local companies. By offering a complete range of services, we can help any company – no matter where they are in their business evolution – raise productivity through improved strategy, quality, efficiency and cost reduction across their total workforce.

Revenues from Services
in millions ($)


2,048.3 United States
5,532.0 France
5,604.8 EMEA
386.2 Jefferson Wells
405.9 Right Management
2,103.2 Other Operations

Operating Unit Profit
in millions ($)


68.7 United States
166.5 France
153.9 EMEA
33.3 Jefferson Wells
24.5 Right Management
61.7 Other Operations

Manpower Inc.'s five major brands – Manpower, Manpower Professional, Elan, Jefferson Wells and Right Management – provide a comprehensive range of services for the entire employment and business cycle including:

Permanent, temporary and contract recruitment – We find the best people for all types of jobs and industries at both the staff and professional levels.

Employee assessment and selection – We ensure candidates are thoroughly screened and evaluated, which means a better fit between the client and the employee and higher employee retention rates.

Training – We offer a wide choice of training and development solutions that help our employees, associates, and clients' workforces to keep their skills up to date in the ever-changing world of work.

Outplacement – We provide a positive way for employees who no longer fit the organization to transition out, obtain additional skills and find new employment elsewhere.

Outsourcing – We are one of the largest providers of recruitment process outsourcing in the employment services industry, enabling our clients to outsource the entire recruitment process for permanent and contingent staff to us, so they can focus on other areas of human resources.

Consulting – We offer a wide range of consulting expertise including: human resources consulting, research and diagnostics, benchmarking, talent architecture, outplacement and organizational consulting.

This comprehensive but balanced business mix allows us to mitigate the cyclical effects of the national economies in which we operate.

Our leadership position also allows us to be a center for quality employment opportunities for people at all points in their career paths. In 2005, we employed more than four million associates who work to help our more than 400,000 clients meet their business objectives. Seasoned professionals, laborers, mothers returning to work, elderly persons wanting to supplement pensions and disabled individuals – all turn to Manpower and Manpower Professional for employment. Similarly, governments of the nations in which we operate look to us to help reduce unemployment and train the unemployed with skills they need to enter the workforce. In this way, our company is a bridge to permanent employment for those who desire it.

Management's Discussion & Analysis of financial condition and results of operations

Our industry is large and fragmented, comprised of thousands of firms employing millions of people and generating billions of U.S. Dollars in annual revenues. It is also a highly competitive industry, reflecting several trends in the global marketplace, notably increasing demand for skilled people and consolidation among customers in the employment services industry itself.

We manage these trends by leveraging established strengths, including one of the employment services industry's best-recognized brands; geographic diversification; size and service scope; an innovative product mix; and a strong client base. While staffing is an important aspect of our business, our strategy is focused on providing both the skilled employees our clients need and high-value workforce management, outsourcing and consulting solutions.

Client demand for employment services is dependent on the overall strength of the labor market and secular trends toward greater workforce flexibility within each of the countries in which we operate. Improving economic growth typically results in increasing demand for labor, resulting in greater demand for our staffing services. Correspondingly, during periods of weak economic growth or economic contraction, the demand for our staffing services typically declines, while demand for our career transition services accelerates.

During the last several years, secular trends toward greater workforce flexibility have had a favorable impact on demand for our services in several markets. As companies attempt to increase the variability of their cost base, contemporary work solutions help them to effectively address the fluctuating demand for their products or services. Due to our industry's dependence on economic factors, the inherent difficulty in forecasting the direction and strength of the economy and the short-term nature of staffing assignments, it is difficult to forecast future demand for our services with any certainty. As a result, we monitor a number of economic indicators, as well as recent business trends, to predict future revenue growth trends. Based upon these anticipated trends, we determine whether additional personnel and office investments are necessary to take full advantage of growth opportunities.

Our staffing business is organized and managed primarily on a geographic basis, and Jefferson Wells and Right Management are operated as separate global business units. Each country and business unit primarily has its own distinct operations, and is managed locally by its own management team. Each operation reports directly or indirectly through a regional manager to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following segments: United States; France; EMEA (Europe, Middle East and Africa, excluding France); Jefferson Wells; Right Management; and Other Operations.

The United States, France, EMEA, and Other Operations segments derive a significant majority of their revenues from the placement of temporary workers. The remaining revenues within these segments are derived from other human resource services, including permanent employee recruitment, temporary and permanent employee testing, selection, and training and development. Jefferson Wells' revenues are derived from services related to internal controls, tax operations and finance operations. Right Management revenues are derived from career transition (outplacement) services and organizational consulting. Segment revenues represent sales to external customers. Due to the nature of our business, we generally do not have export or intersegment sales. We provide services to a wide variety of customers, none of which individually comprise a significant portion of revenue for us as a whole and by segment, except for Jefferson Wells, where approximately 13% of Jefferson Wells' revenues for 2005 were generated from providing services to one customer.

Financial Measures – Constant Currency and Organic Constant Currency

Changes in our revenues and operating profits include the impact of changes in foreign currency exchange rates and acquisitions and dispositions. We use the non-GAAP financial measures "constant currency" and "organic constant currency" calculations in this annual report to remove the impact of these items. We typically express year-over-year variances that are calculated in constant currency and organic constant currency as a percentage.

When we use the term "constant currency," it means that we have translated financial data for a period into U.S. Dollars using the same foreign currency exchange rates that we used to translate financial data for the previous period. We believe that this calculation is a useful measure, indicating the actual growth of our operations. We utilize constant currency results in our analysis of subsidiary or segment performance. We also use constant currency when analyzing our performance against that of our competitors. Substantially all of our subsidiaries derive revenues and incur expenses within a single country and consequently, do not generally incur currency risks in connection with the conduct of their normal business operations. Changes in foreign currency exchange rates primarily impact only reported earnings and not our actual cash flow or economic condition.

When we use the term "organic constant currency," it means that we have further removed the impact of acquisitions in the current period and dispositions from the prior period from our constant currency calculation. We believe that this calculation is useful because it allows us to show the actual growth of our pre-existing business. Acquisitions and dispositions impact our reported results and can distort the reported trends in our financial results. Therefore, we believe it is more meaningful to present trend information without the impact of acquisitions and dispositions.

Constant currency and organic constant currency percent variances, along with a reconciliation of these amounts to certain of our reported results, are included on pages 41 and 42.

Results of Operations – Years ended December 31, 2005, 2004 and 2003

Consolidated Results – 2005 compared to 2004

Revenues from Services increased 7.7% to $16.1 billion. Revenues were not significantly impacted by changes in foreign currency exchange rates during the period as revenues also increased 7.7% in constant currency. Excluding the impact of an acquisition in the fourth quarter of 2005 and a disposition made in the third quarter of 2004, revenues increased 7.9%, or 7.8% on an organic constant currency basis. This growth rate is a result of improving economic conditions and increased demand for our services in many of our markets, including France, EMEA, and Other Operations, where revenues increased 6.1%, 10.7%, and 14.5%, respectively, on a constant currency basis.

Gross Profit increased 5.8% to $2.9 billion in 2005. In constant currency, Gross Profit increased 5.7%. The Gross Profit Margin decreased 40 basis points (0.4%) to 18.3% in 2005 from 18.7% in 2004. This decline in Gross Profit Margin is primarily due to the following (along with the impact of each on consolidated Gross Profit Margin): margin declines in EMEA staffing (-0.24%) and France (-0.12%) due to pricing pressures in these markets; and Jefferson Wells (-0.10%) due to lower staff utilizations; partially offset by a 30.1% increase in permanent recruitment fees (+0.17%).

Selling and Administrative Expenses increased 5.0% during 2005 or 4.9% in constant currency. This increase is primarily in response to the increase in business volume and reflects investments made in the permanent recruitment business and in new office office openings in France, EMEA and Japan. As a percent of revenues, Selling and Administrative Expenses were 15.6% in 2005 compared to 16.0% in 2004, an improvement of 40 basis points (0.4%). This improvement reflects a combination of cost control efforts and productivity gains as most expense components have increased at a lower rate than revenue growth.

Operating Profit increased 10.3% over 2004, with an Operating Profit Margin of 2.7%, the same as in 2004. The Operating Profit Margin reflects the favorable impact of the cost control efforts and productivity gains, offset by the decline in Gross Profit Margin. On a constant currency basis, Operating Profit increased 10.9%. Excluding acquisitions and dispositions Operating Profit increased 10.0%, or 10.6% on an organic constant currency basis.

Interest and Other Expense is comprised of interest, foreign exchange gains and losses, and other miscellaneous non-operating income and expenses. In total, Interest and Other Expenses increased $15.5 million in 2005 from 2004. Net Interest Expense was $36.9 million in 2005 compared to $36.0 million in 2004. This increase is primarily due to higher average interest rates on our borrowings. Foreign exchange gains and losses primarily result from intercompany transactions between our foreign subsidiaries and the United States. There were minimal gains in 2005 compared to $1.6 million in 2004. Miscellaneous Expense (Income), Net, consists of bank fees and other non-operating expenses and, in 2005, was expense of $4.9 million compared to income of $8.1 million in 2004. Included in 2005 is a $2.6 million non-operating gain related to an equity investment we sold in the fourth quarter. Proceeds from this transaction will be received in the first quarter of 2006. The income in 2004 includes non-operating gains of $14.2 million ($0.11 per diluted share), primarily related to the sale of our equity interest in a European internet job board during the first quarter of 2004. Net proceeds from this transaction were $29.8 million.

We provided for income taxes at a rate of 34.1% in 2005 and 33.5% in 2004. The 2005 rate is lower than the U.S. Federal statutory rate of 35% due primarily to the reversal of $14.4 million of valuation allowances, as a result of certain internal corporate restructurings and transactions that were completed in the fourth quarter, offset by higher foreign income taxes. Included in the 2004 rate is the impact of the non-operating gains, the reversal of an $8.0 million tax contingency reserve and a reversal of $16.7 million of valuation allowances as a result of certain internal corporate restructurings and transactions completed during 2004.

Net Earnings Per Share – Diluted increased 10.8% to $2.87 in 2005 compared to $2.59 in 2004. In constant currency, Net Earnings Per Share – Diluted increased 11.6%. Foreign currency exchange rates negatively impacted Net Earnings Per Share – Diluted by approximately $0.02 in 2005. Net Earnings Per Share – Basic was $2.95 in 2005 compared to $2.76 in 2004.

Weighted-Average Shares – Diluted were 91.1 million in 2005 and 96.8 million in 2004. This decline is primarily a result of the redemption of our Zero Coupon Convertible Debentures in March 2005 and the repurchase of 5.3 million shares of our common stock during 2005.

Subsequent Event

On January 31, 2006, we received the final approval from the Swedish Competition Authorities and sold a non-core payroll processing business in Sweden. Currently, we expect a pre-tax gain of approximately $28.2 million related to this sale which will be recorded in the first quarter of 2006.

Consolidated Results – 2004 compared to 2003

Revenues from Services increased 22.5% to $14.9 billion. Revenues were favorably impacted by changes in foreign currency exchange rates during the period due to the weakening of the U.S. Dollar relative to the currencies in most of our non-U.S. markets. In constant currency, revenues increased 14.1%. Revenues were also favorably impacted by acquisitions, primarily the acquisition of Right Management. Revenues increased 19.2% excluding acquisitions or 10.9% on an organic constant currency basis. This organic constant currency growth rate is a result of improving economic conditions and increased demand for our services in all of our major markets, particularly EMEA and Jefferson Wells, where revenues increased 18.0% and 149.6% respectively, on a constant currency basis.

Gross Profit increased 30.5% to $2.8 billion in 2004. The Gross Profit Margin increased 120 basis points (1.2%) to 18.7% in 2004 from 17.5% in 2003. Gross Profit growth from acquisitions, primarily Right Management, was approximately $220 million, which favorably impacted the Gross Profit Margin by 100 basis points (1.0%). Excluding acquisitions, Gross Profit Margin was 17. 7% in 2004, an increase of 20 basis points (0.2%) over the Gross Profit Margin of 17.5% in 2003. This improvement is a result of the change in the mix of services provided, toward those with higher gross profit margins. Approximately one-half of this improvement is due to the relatively higher growth at Jefferson Wells, with the remaining improvement the result of an increase in our permanent placement business, particularly in the EMEA and the Other Operations segments. While we saw Gross Profit Margin improvement in our temporary staffing business in several markets, this improvement was offset by decreases in others due to increased social costs, including increased U.S. workers' compensation costs and state unemployment taxes.

Selling and Administrative Expenses increased 27.3% during 2004 or 19.1% in constant currency. This increase is primarily in response to the increase in business volume and the impact of acquisitions, including the intangible asset amortization of $12.3 million in 2004 resulting from the Right Management acquisition. Excluding the impact of acquisitions, these expenses increased 16.6%, or 8.9% on an organic constant currency basis. As a percent of revenues, Selling and Administrative Expenses were 16.0% in 2004 compared to 15.4% in 2003. This ratio is impacted by the acquisition of Right Management, because Right Management has a different cost structure than our existing business. Excluding acquisitions, Selling and Administrative Expenses were 15.1% of revenues in 2004, an improvement of 30 basis points (0.3%) from 2003. This improvement reflects continued productivity gains in conjunction with the revenue growth, as we were able to leverage our office network.

Operating Profit increased 53.5% over 2003, with an Operating Profit Margin of 2.7% in 2004 compared to 2.1% in 2003. On a constant currency basis, Operating Profit increased 43.0%. Excluding the impact of acquisitions, Operating Profit increased 46.0%, or 35.7% on an organic constant currency basis in 2004. Operating Profit Margin, excluding acquisitions, improved to 2.6% in 2004 compared to 2.1% in 2003. This improvement in Operating Profit Margin is due to the increase in Gross Profit Margin coupled with the productivity gains.

Interest and Other Expense is comprised of interest, foreign exchange gains and losses, and other miscellaneous non-operating income and expenses. In total, Interest and Other Expense decreased $9.5 million in 2004 from 2003. Net Interest Expense was $36.0 million in 2004 compared to $33.4 million in 2003. This increase is primarily due to increased interest rates and the impact of higher exchange rates on our Euro-denominated interest expense, offset by higher interest income. Foreign exchange gains and losses primarily result from intercompany transactions between our foreign subsidiaries and the United States. Such gains were $1.6 million and $1.3 million in 2004 and 2003, respectively. Miscellaneous Expense (Income), Net, was income of $8.1 million in 2004 compared to expense of $3.7 million in 2003. The income in 2004 includes non-operating gains of $14.2 million ($0.11 per diluted share), primarily related to the sale of our equity interest in a European internet job board during the first quarter of 2004. Net proceeds from this transaction were $29.8 million.

We provided for income taxes at a rate of 33.5% in 2004 and 38.0% in 2003. Included in the 2004 rate is the impact of the non-operating gains recorded in the first quarter and the reversal of an $8.0 million tax contingency reserve in the third quarter. Excluding these items, our rate for 2004 would have been 36.0%. This rate is higher than the U.S. Federal statutory rate of 35% due to higher foreign income tax rates and $9.5 million of taxes recorded on the unremitted earnings of foreign subsidiaries, offset by the tax benefits, including the reversal of $16.7 million of valuation allowances, of certain internal corporate restructurings and transactions.

Net Earnings Per Share – Diluted increased 53.3% to $2.59 in 2004 compared to $1.69 in 2003. In constant currency, Net Earnings Per Share – Diluted increased 45.0%. The higher foreign currency exchange rates positively impacted Net Earnings Per Share – Diluted by approximately $0.14 in 2004. Net Earnings Per Share – Basic was $2.76 in 2004 compared to $1.77 in 2003.

Management's Discussion & Analysis of
financial condition and results of operations

Segment Results

U.S. – The United States operation is comprised of 572 Company-owned branch offices and 344 stand alone franchise offices. Revenues in the United States consist of sales of services by our Company-owned branch offices and fees from our franchise operations. Revenues for the year were $2.0 billion, an increase of 0.4%, and include franchise fees of $24.9 million. Franchise fees are primarily based on revenues generated by the franchise network, which were $1.2 billion in 2005. Excluding the impact of Transpersonnel, our truck driving operation that was disposed of in the second quarter of 2004, revenues increased 1.3% in 2005 compared to 2004.



Revenues
in millions ($)
2005
2,046.3
2004
2,041.1 (+4.9%)
2003
1,945.8 (+1.8%)



U.S.
Operating
Unit Profit
in millions ($)
2005
68.7 (39.3%)
2004
49.3 (+46.4%)
2003
33.7 (+15.2%)

Revenue growth in the United States was modest in the first nine months of the year, excluding the impact of dispositions in 2004, and then accelerated to 3.2% in the fourth quarter. Revenues from the placement of light industrial and industrial skilled workers, which account for about 59% of our United States revenues, declined for the first half of the year, followed by improving growth rates in the third and fourth quarters. Revenues from the placement of our office skilled workers started the year with year-over-year declines, but trended up during the year, ending with a 13% growth in the fourth quarter.

The Gross Profit Margin increased compared to the prior year due to higher average bill rates, an increase in permanent recruitment and outsourcing revenue, and decreases in employment-related costs such as workers' compensation.

Selling and Administrative Expenses trended favorably downward 3.2% during the year primarily related to lower office related costs. This cost reduction reflects strong gains in productivity and our ability to better utilize excess capacity across our U.S. branch office network.

Operating Unit Profit for the year increased by 39.3% to $68.7 million. Our Operating Unit Profit Margin increased to 3.4% of revenues from 2.4% of revenues in 2004, due to the increase in Gross Profit Margin coupled with the decrease in Selling & Administrative Expenses. Operating Unit Profit Margin showed improvement each quarter. For the definition of Operating Unit Profit refer to note 15 of the consolidated financial statements.

France – Revenues in France increased 5.8% to $5.5 billion. In Euro, French revenues increased 6.1% to €4.5 billion. The majority of this revenue increase reflects volume increases as hourly bill rates for Manpower France increased 2 – 3% during the year. Revenue growth trends improved slightly during the year, with growth of 4.6% in the first quarter and 6.9% in the fourth quarter, in Euro.



Revenues
2005
2004
5,226.7 (+12.7%)
2003
4,638.8 (+20.5%)



France
Operating
Unit Profit
2005
166.5 (-6.9%)
2004
178.8 (-2.8%)
2003
184.0 (+28.2%)

Gross Profit Margins declined compared to the prior year primarily due to increasing price competition from both large and small competitors. In 2005, we recorded a favorable adjustment of $9.0 million related to the settlement of a payroll tax audit, and in 2004, we recorded an unfavorable adjustment of $12.8 million related to our estimated liability for social program remittances.

Selling and Administrative Expenses increased 7.2% from 2004 due primarily to investments made in the permanent recruitment business and in new offices, as well as the $6.9 million of non-recurring costs recorded in the fourth quarter, primarily related to reorganization charges. During 2005, we added over 150 permanent recruiters and 56 new offices.

Operating Unit Profit was $166.5 million, a decrease of 6.9% from the prior year. Operating Unit Profit Margin was 3.0%, a decrease from 3.4% in 2004. This decrease primarily reflects the decline in Gross Profit Margin levels partially offset by productivity improvements. Operating Unit Profit was favorably impacted in 2005 by $2.1 million, as a result of the payroll tax audit settlement and the reorganization charges, and was unfavorably impacted in 2004 by the adjustment for social program remittances.

A new law in France ended the French Job Center's (ANPE's) control of the placement of the unemployed. As a result of this law change, companies that provide temporary staffing were allowed to also offer permanent recruitment services beginning January 1, 2005. We expect these services will have a long-term benefit for our French business, but they did not have a significant impact on current results due to investments required to grow this service line.

EMEA – The EMEA region includes our operations in Europe, the Middle East and Africa (excluding France), which covers a total of 18 countries delivering services through approximately 1,500 offices. In addition to employment services delivered under the Manpower brand, this region also includes Elan, which is a leading IT recruitment, staffing and managed services firm operating across 17 countries in the region, and Brook Street, which provides general staffing and recruitment services in the United Kingdom.



EMEA
Revenues
in millions ($)
2005
5,604.8 (+10.2%)
2004
5,084.3 (+29.7%)
2003
3,920.2 (+14.1%)



EMEA
Operating
Unit Profit
in millions ($)
2005
153.9 (+33.7%)
2004
115.1 (+122.4%)
2003
51.7 (-37.7%)

Geographically, the largest operations in this segment are the U.K., the Nordics, Italy, and Germany which comprise 24%, 18%, 16%, and 8% of EMEA revenues, respectively. Elan comprises 12% of EMEA revenues.

Revenues in EMEA increased 10.2% in 2005 to $5.6 billion, or 10.7% in constant currency. Constant currency revenue growth accelerated in the first half of the year, declined to 6.7% in the third quarter and then accelerated to 10.9% in the fourth quarter. Fueling this strong revenue growth were investments in new offices, implementation of effective sales initiatives and an increase in permanent recruitment and outsourcing revenues. Revenue growth improved at most entities in the region, with significant local currency growth coming from Elan (+25.9%), Germany (+18.8%), Belgium (+16.2%), Spain (+15.0%), and Italy (+13.3%), offset by flat revenues at Manpower in the U.K. and declining revenues at Brook Street (-9.2%).

The Gross Profit Margin decreased from the prior year due to competitive pricing pressure in certain markets and changing business mix, as countries with lower gross profit margins grew faster than countries with relatively higher gross profit margins, partially offset by the favorable impact of growth in permanent recruitment and consulting fees.

Selling and Administrative Expenses increased 4.1%, or 4.3% in constant currency. Expenses were well controlled as we were able to achieve significant productivity gains by leveraging our existing office infrastructure. We achieved these productivity gains despite the investments needed to support the revenue growth.

Operating Unit Profit was $153.9 million, an increase of 33.7%, or 36.6% in constant currency. The Operating Unit Profit Margin increased to 2.7% from 2.3% in 2004, reflecting the significant productivity gains.

Jefferson Wells – Jefferson Wells provides highly skilled project personnel along three primary business lines – internal controls, tax operations and finance operations. Our services are provided through 48 offices, which include major United States metropolitan markets, Toronto and certain European cities. The majority of employees assigned by Jefferson Wells are full-time company employees and therefore employee utilization is a significant factor in determining Gross Profit Margins.


Jefferson Wells
Revenues
in millions ($)
2005
386.2 (+13.4%)
2004
340.6 (+149.6%)
2003
136.4 (-3.7%)


Jefferson Wells
Operating
Unit Profit
in millions ($)
2005
33.3 (-35.2%)
2004
51.4 (N/A)
2003
(9.9) (N/A)

Revenues increased during the year, to $386.2 million from $340.6 million in 2004. Revenue growth was experienced in the first half of the year, with a slight decline in the third and fourth quarters due to the significant amount of Sarbanes-Oxley related control services in the third and fourth quarter of 2004 when most companies were completing their initial documentation and testing.

Gross Profit Margins have declined from the prior year level primarily due to lower utilization of permanent staff.

Selling and Administrative Expenses increased by 22.5% as we continued to invest in infrastructure, new offices and additional personnel to support the expansion of the business.

Operating Unit Profit was $33.3 million, or 8.6% of revenue, compared to $51.4 million, or 15.1% of revenue in 2004. This decrease in Operating Unit Profit Margin is attributable to the decline in Gross Profit Margin coupled with the increase in Selling and Administrative Expenses.

Right Management – On January 22, 2004, we completed our exchange offer to acquire Right Management, the world's largest career transition and organizational consulting services firm, operating through approximately 250 offices in 35 countries. The results of Right Management's operations are included in our consolidated financial statements since that date. With the acquisition of Right Management, we have expanded the range of services that we offer to customers as a strategic partner through every stage of the employment cycle. We have merged our Empower operations into Right Management, and the results of the combined entity are reported as the Right Management segment.


Right
Management
Revenues
in millions ($)
2005
405.9 (-5.9%)
2004
431.1 (N/A)
2003
66.9 (+23.0%)


Right
Management
Operating
Unit Profit
in millions ($)
2005
24.5 (+0.0%)
2004
24.5 (N/A)
2003
(2.3) (N/A)

Revenues decreased during the year to $405.9 million, from $431.1 million in 2004. This decrease is primarily the result of lower demand for career transition services, as economies in major markets continue to improve. In constant currency, Right Management revenues showed decline throughout the year. After a 12.0% revenue decline in the second quarter, revenue trends improved slightly and ended the year down 5.4% in the fourth quarter.

Gross Profit Margins have declined slightly as a result of changes in the mix of business between outplacement and consulting services, as well as continued pricing pressure within the outplacement business.

Selling and Administrative Expenses decreased by 7.8% due to reduced personnel and office expenses in response to the slowing revenue levels. Expenses include $4.0 million of severance costs, $2.0 million of which was recorded in the fourth quarter.

Operating Unit Profit was $24.5 million, equal to 2004, but decreased 4.7% in constant currency. The Operating Unit Profit Margin increased to 6.0% in 2005 from 5.7%, reflecting the decrease in expenses.

Other Operations – The Other Operations segment includes our operations in the Asia Pacific region, Canada, Mexico and South America, delivering service through 510 offices. Our largest country operation within this segment is Japan, which accounts for 40% of the segment's revenues.


Other Operations
Revenues
in millions ($)
2005
2,103.2 (+16.4%)
2004
1,806.2 (+22.3%)
2003
1,476.4 (+21.0%)


Other Operations
Operating
Unit Profit
in millions ($)
2005
61.7 (+34.1%)
2004
46.0 (+14.9%)
2003
40.1 (+106.4%)

Revenues in the region improved 16.4% to $2.1 billion, or 14.5% in constant currency. Excluding acquisitions and dispositions, revenues increased 14.6%. This strong constant currency revenue growth was fueled by South America (+46.5%), Southeast Asia (+28.4%), Mexico (+24.0%), and Japan (+7.9%). Constant currency revenue growth trends were fairly consistent throughout the year, declining slightly to 12.3% growth in the fourth quarter from a high of 15.9% in the second quarter.

The Gross Profit Margin improved slightly in the region primarily due to an increase in permanent recruitment fees. This improvement was partially offset by a decline in Gross Profit Margin in Japan, as increases in social costs were not fully recovered through higher bill rates.

Selling and Administrative Expenses increased 16.2%, reflecting increased investments in 19 new offices in the segment and additional personnel to support further revenue growth.

Operating Unit Profit increased 34.1% to $61.7 million, or 31.8% in constant currency. The Operating Unit Profit Margin increased to 2.9% compared to 2.5% in 2004, primarily due to the increase in Gross Profit Margin.

Financial Measures – Constant Currency and Organic Constant Currency Reconciliation

Certain constant currency and organic constant currency percent variances are discussed throughout this annual report. A reconciliation to the percent variances calculated based on our annual financial results is provided below. (See Constant Currency on page 35 for further information.)

Amounts represent 2005 Percentages represent 2005 compared to 2004	Reported Amount (in millions)	Reported Variance	Impact of Currency	Variance in Constant Currency	Impact of Acquisitions/ Dispositions (in Constant Currency)	Organic Constant Currency Variance
Revenues from Services						
United States	$ 2,048.3	0.4%	– %	0.4 %	(0.9)%	1.3%
France	5,532.0	5.8	(0.3)	6.1		
EMEA	5,604.8	10.2	(0.5)	10.7		
Jefferson Wells	386.2	13.4	–	13.4		
Right Management	405.9	(5.9)	0.5	(6.4)		
Other Operations	2,103.2	16.4	1.9	14.5	(0.1)	14.6
Manpower Inc.	16,080.4	7.7	–	7.7	(0.1)	7.8
Gross Profit - Manpower Inc.	2,948.6	5.8	0.1	5.7	–	5.7
Operating Unit Profit						
United States	68.7	39.3	–	39.3	4.0	35.3
France	166.5	(6.9)	(0.8)	(6.1)		
EMEA	153.9	33.7	(2.9)	36.6		
Jefferson Wells	33.3	(35.2)	–	(35.2)		
Right Management	24.5	–	4.7	(4.7)		
Other Operations	61.7	34.1	2.3	31.8	(1.0)	32.8
Operating Profit – Manpower Inc.	436.5	10.3	(0.6)	10.9	0.3	10.6

Amounts represent 2004 Percentages represent 2004 compared to 2003	Reported Amount (in millions)	Reported Variance	Impact of Currency	Variance in Constant Currency	Impact of Acquisitions/ Dispositions (in Constant Currency)	Organic Constant Currency Variance
Revenues from Services						
United States	$ 2,041.1	4.9%	—%	4.9%	(1.0)%	5.9%
France	5,226.7	12.7	9.9	2.8		
EMEA	5,084.3	29.7	11.7	18.0	1.6	16.4
Jefferson Wells	340.6	149.6	—	149.6		
Right Management	431.1					
Other Operations	1,806.2	22.3	6.3	16.0		
Manpower Inc.	14,930.0	22.5	8.4	14.1	3.2	10.9
Gross Profit - Manpower Inc.	2,788.1	30.5	8.5	22.0	9.9	12.1
Operating Unit Profit						
United States	49.3	46.4	—	46.4	(0.8)	47.2
France	178.8	(2.8)	8.2	(11.0)		
EMEA	115.1	122.4	18.3	104.1	1.3	102.8
Jefferson Wells	51.4					
Right Management (a)	24.5					
Other Operations	46.0	14.9	6.4	8.5		
Operating Profit – Manpower Inc.	395.8	53.5	10.5	43.0	7.3	35.7

(a) Represents the operations of Right Management, since its acquisition in January 2004, and the Empower Group. Since Right Management comprises most of this segment, the year-over-year variances in 2004 are not meaningful and have been excluded from the above information.

Cash Sources and Uses

Cash used to fund our operations is primarily generated through operating activities and our existing credit facilities. We believe that our internally generated funds and our existing credit facilities are sufficient to cover our near-term projected cash needs.

Our principal ongoing cash needs are to finance working capital, capital expenditures, debt payments, share repurchases, and acquisitions. Working capital is primarily in the form of trade receivables, which generally increase as revenues increase. The amount of financing necessary to support revenue growth depends on receivables turnover, which differs in each market in which we operate.

During 2005, cash provided by operating activities was $267.1 million, compared to $187.4 million for 2004 and $223.4 million for 2003. The change in 2005 from 2004 is due primarily to the higher earnings level in 2005, coupled with the $49.1 million impact of changes in deferred taxes resulting in lower current tax payments related to 2005.

Accounts receivable decreased to $3,208.2 million as of December 31, 2005 from $3,227.8 million as of December 31, 2004. This decrease is due primarily to changes in foreign currency exchange rates, offset by increased business volumes. At constant exchange rates, the 2005 Accounts Receivable balance would have been approximately $356 million higher than reported. Days Sales Outstanding ("DSO") remained relatively stable during 2005, increasing slightly from 2004. The impact on DSO as a result of the changing mix of accounts receivable by country was minimal in 2005.

Capital expenditures were $77.6 million, $67.9 million and $55.5 million during 2005, 2004 and 2003, respectively. These expenditures were primarily comprised of purchases of computer equipment, office furniture and other costs related to office openings and refurbishments, as well as capitalized software costs of $6.5 million, $2.7 million and $8.2 million in 2005, 2004 and 2003, respectively.

From time to time, we acquire and invest in companies throughout the world, including U.S. franchises. The total cash consideration for such transactions was $12.9 million, $117.3 million and $6.7 million, in 2005, 2004 and 2003, respectively. The 2004 amount included the payment of acquisition-related costs and the $123.8 million repayment of Right Management's long-term debt that we were required to make due to change of control provisions contained in the agreements. Cash acquired of approximately $39.5 million offset these payments. We financed the acquisition-related costs and the debt repayment with excess cash and borrowings under our U.S. Receivables Facility, which were repaid in 2004. In 2003, in addition to the cash consideration, we acquired ownership interests in certain U.S. franchises in exchange for approximately 13,000 shares of our common stock which had an aggregate market value of $0.7 million at the dates of acquisition.

On January 22, 2004, we completed our exchange offer to acquire Right Management for $630.6 million. The purchase price included the issuance of 8,852,000 shares of our common stock valued at $48.40 per share ($428.4 million); the fair value of options to purchase 1,962,000 shares of our common stock that resulted from our assuming both of Right Management's stock option plans ($59.5 million); the repayment of Right Management's long-term debt ($123.8 million); the payment of acquisition-related costs, net of tax ($11.5 million); a severance payment and accelerated vesting of Right Management's Supplemental Executive Retirement Plan, net of tax ($6.0 million); and other items ($1.4 million). (See note 2 to our consolidated financial statements for further information.)

Net debt repayments were $31.8 million for 2005, compared to borrowings of $5.7 million for 2004, and repayments of $84.5 million for 2003. We use excess cash to pay down borrowings under various facilities when appropriate.

In October 2004, the Board of Directors authorized the repurchase of 5.0 million shares of our common stock, not to exceed a total purchase price of $250.0 million. In October 2005, the Board of Directors authorized the repurchase of an additional 5.0 million shares of our common stock, not to exceed a total purchase price of $250.0 million. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. During the first half of 2005, we repurchased the entire 5.0 million shares of common stock at a total cost of $203.5 million under the 2004 authorization and during the fourth quarter we purchased 300,000 shares under the 2005 authorization at a total cost of $14.1 million. There were no share repurchases in 2004 and 2003.

During each of 2005, 2004 and 2003, the Board of Directors declared two cash dividends for a total of $0.47, $0.30 and $0.20 per share, respectively. Our total dividend payments were $41.2 million, $27.1 million and $15.6 million in 2005, 2004 and 2003, respectively.

We have aggregate commitments of $1,669.9 million related to debt repayments, operating leases, severances and office closure costs, and certain other commitments, as follows:

in Millions		2006		2007		2008		2009		2010		Thereafter
Long-term debt	$	280.6	$	20.9	$	20.7	$	19.7	$	137.2	$	376.7
Short-term borrowings		12.4		—		—		—		—		—
Operating leases		196.6		145.2		104.2		80.4		56.8		113.2
Severances and other office closure costs		17.1		1.3		0.7		—		—		—
Other		20.6		7.8		6.7		5.7		5.9		39.5
	$	527.3	$	175.2	$	132.3	$	105.8	$	199.9	$	529.4

The long-term debt repayments reflect the change in maturity of the $625.0 million revolving credit agreement as a result of the amendment effective January 2006. (See Capital Resources for additional information about this amendment.) These debt repayments also include interest payments.

In connection with the acquisition of Right Management, we established reserves for severance and other office closure costs, related to streamlining Right Management's worldwide operations, that totaled $24.5 million. As of December 31, 2005, approximately $19.4 million has been paid from these reserves, of which $11.6 million was paid in 2005. As of December 31, 2005 there was approximately $5.1 million remaining to be paid from these reserves, primarily representing future operating lease expenditures.

In 2005, we have recorded a total of $15.3 million in France and $4.0 million at Right Management for severance costs related to reorganization in both segments. Of the $15.3 million in France, $1.3 million was paid in 2005 and the remaining $14.0 million will be paid in 2006. The full $4.0 million recognized at Right Management was paid in 2005.

We also have entered into guarantee contracts and stand-by letters of credit that total approximately $128.6 million and $115.3 million as of December 31, 2005 and 2004, respectively ($41.0 million and $37.6 million for guarantees, respectively, and $87.6 million and $77.7 million for stand-by letters of credit, respectively). Guarantees primarily relate to debt facilities and bank accounts. The stand-by letters of credit relate to workers' compensation and debt facilities. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements. Therefore, they have been excluded from our aggregate commitments identified above.

Capital Resources

Total capitalization as of December 31, 2005 was $2,881.6 million, comprised of $735.0 million in debt and $2,146.6 million in equity. Debt as a percentage of total capitalization was 26% as of December 31, 2005 compared to 29% as of December 31, 2004. This decrease is primarily a result of the lower debt level due to the net repayment of debt during 2005.


TOTAL CAPITALIZATION
2005
2,146.6
735.0
2004
2,174.0
901.8
2003
1,310.3
841.7
2002
999.9
821.8
2001
814.3
834.8
equity
debt

On February 28, 2005, we elected to call our Zero Coupon Convertible Debentures due August 17, 2021 (the "Debentures") at a redemption price of $613.99 per $1,000 of principal amount at maturity of the Debentures. Under the Indenture relating to the Debentures, the Debentures could be converted at a conversion rate of 13.9559 shares of Manpower common stock per $1,000 of principal amount at maturity of Debentures, at the option of the debenture holders.

On March 30, 2005, the Debentures were redeemed, and of the $435.2 million principal amount at maturity of Debentures, $336.4 million principal amount at maturity was redeemed for an aggregate cash payment of $206.6 million and $98.8 million principal amount at maturity ($60.6 million in accreted value) was converted into 1,378,670 shares of Manpower common stock. These shares were issued from Treasury Stock at the average price per treasury share, which totaled $41.4 million. The remaining $19.2 million was recorded as Capital in Excess of Par Value. The cash payment was financed through borrowings under our U.S. Receivables Facility ($187.0 million) and our revolving credit agreement ($20.0 million), both of which were repaid during 2005.

Our 150.0 million notes ($198.4 million), due March 2005, were retired on March 7, 2005, with available cash. In September 2002, we entered into derivative financial instruments to swap these notes to floating U.S. LIBOR, which expired concurrently with the notes. Cash received from settlement of the foreign currency component of these derivative financial instruments was approximately $50.7 million, resulting in a net repayment of $147.7 million related to the 150.0 million notes and is reflected in cash flows from financing activities on the consolidated statements of cash flows.

On June 1, 2005, we offered and sold 300.0 million aggregate principal amount of 4.50% notes due June 1, 2012 (the " 300.0 million Notes"). Net proceeds of approximately 297.7 million ($372.3 million) were used to repay a portion of the outstanding indebtedness under our revolving credit facility and U.S. Receivables Facility, to fund our share repurchase program, and for general corporate purposes. The 300.0 million Notes were issued at a price of 99.518% to yield an effective interest rate of 4.58%. The discount of 1.4 million ($1.8 million) will be amortized to interest expense over the term of the notes. Interest is payable annually on June 1. The 300.0 million Notes are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. We may redeem the 300.0 million Notes, in whole but not in part, at our option at any time for a redemption price as defined in the agreement. These notes also contain certain customary restrictive covenants and events of default.

We have 200.0 million in unsecured notes due July 2006, at 5.63%. We plan to either refinance these notes with existing facilities or with a new debt issuance, or retire them with available cash, when they come due.

Our Euro-denominated borrowings have been designated as a hedge of our net investment in subsidiaries with a Euro – functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated Other Comprehensive Income. (See Significant Matters Affecting Results of Operations and notes 7 and 13 to the consolidated financial statements for further information.)

We have a $625.0 million revolving credit agreement (the "agreement") with a syndicate of commercial banks. The revolving credit agreement allows for borrowings in various currencies and up to $150.0 million may be used for the issuance of stand-by letters of credit. Outstanding letters of credit issued under the agreement totaled $85.8 million and $77.7 million as of December 31, 2005 and 2004, respectively. Additional borrowings of $420.7 million were available to us under this revolving credit agreement as of December 31, 2005.

In January 2006, the agreement was amended (the "amended agreement") to extend the expiration date to October 2010, from October 2009, and to revise the borrowing margin and reflect improved market pricing conditions.

The borrowing margin and facility fee on the agreement, as well as the fee paid for the issuance of letters of credit on the facility, vary based on our public debt ratings and borrowing level. As of December 31, 2005 the interest rate under the agreement was LIBOR plus .675% (for USD borrowings, or alternative base rate for foreign currency borrowings), and the facility and issuance fees were .20% and .675%, respectively. The current interest rate under the amended agreement is LIBOR plus .50% (for USD borrowings, or alternative base rate for foreign currency borrowings), and the facility and issuance fees are .125% and .50%, respectively.

The agreement requires, among other things, that we comply with a Debt-to-EBITDA ratio of less than 3.25 to 1 and a fixed charge ratio of greater than 2.00 to 1. As defined in the agreement, we had a Debt-to-EBITDA ratio of 1.39 to 1 and a fixed charge ratio of 2.85 to 1 as of December 31, 2005. Based upon current forecasts, we expect to be in compliance with these covenants throughout the coming year.

There were no borrowings outstanding under our $125.0 million U.S. commercial paper program as of December 31, 2005 and 2004.

One of our wholly-owned U.S. subsidiaries has an agreement to transfer, on an ongoing basis, an interest in up to $200.0 million of its Accounts Receivable. The terms of this agreement are such that transfers do not qualify as a sale of accounts receivable. Accordingly, any advances under this agreement are reflected as debt on the consolidated balance sheets. In July 2005, we amended the agreement to extend it to July 2006. Among other changes, the agreement was amended to remove the ratings trigger provision clause that would have caused an event of termination if our long-term debt rating was lowered to non-investment grade. With this amendment we no longer have any financing agreements with prepayment requirements that would trigger solely based on our long-term debt rating being lowered to non-investment grade. No amounts were advanced under this facility as of December 31, 2005 and 2004.

In addition to the previously mentioned facilities, we maintain separate bank facilities with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2005, such facilities totaled $254.3 million, of which $241.9 million was unused. Due to limitations on subsidiary borrowings in our revolving credit agreement, additional borrowings of $100.4 million could have been made under these lines as of December 31, 2005. Under the amended revolving credit agreement effective January 2006, total subsidiary borrowings cannot exceed $150.0 million in the first, second and fourth quarters, and $300.0 million in the third quarter of each year, an increase from the previous $125.0 limit.

Our current credit rating from Moody's Investors Service is Baa3 with a stable outlook and our credit rating from Standard & Poor's is BBB- with a stable outlook. Both of these credit ratings are investment grade.

Application of Critical Accounting Policies

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts. A discussion of the more significant estimates follows. Management has discussed the development, selection and disclosure of these estimates and assumptions with the Audit Committee of our Board of Directors.

Allowance for Doubtful Accounts

We have an Allowance for Doubtful Accounts recorded as an estimate of the Accounts Receivable balance that may not be collected. This allowance is calculated on an entity-by-entity basis with consideration for historical write-off experience, the current aging of receivables and a specific review for potential bad debts. Items that affect this balance mainly include bad debt expense and write-offs of accounts receivable balances.

Bad Debt Expense, which increases our Allowance for Doubtful Accounts, is recorded as a Selling and Administrative Expense and was $22.9 million, $27.3 million and $16.7 million, for 2005, 2004 and 2003, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our customers and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision.

Write-offs, which decrease our Allowance for Doubtful Accounts, are recorded as a reduction to our Accounts Receivable balance and were $18.3 million, $21.9 million and $19.5 million, for 2005, 2004 and 2003, respectively.

Employment-Related Items

The employment of temporary workers and permanent staff throughout the world results in the recognition of liabilities related to defined benefit pension plans, self-insured workers' compensation, social program remittances and payroll tax audit exposures that require us to make estimates and assumptions in determining the proper reserve levels.

We sponsor several qualified and nonqualified pension plans covering permanent employees. The most significant plans are located in the United States, France, the United Kingdom, Japan and other European countries. Annual expense relating to these plans is recorded as Selling and Administrative Expense, in accordance with the accounting rules generally accepted in the United States. The calculations of annual pension expense and the pension liability required at year-end include various actuarial assumptions such as discount rates, expected rate of return on plan assets, compensation increases and employee turnover rates. Changes to any of these assumptions will impact the level of annual expense recorded related to the plans. We review the actuarial assumptions on an annual basis and make modifications to the assumptions as necessary. (See note 9 to the consolidated financial statements for further information.)

In the United States, we are self-insured in most states for workers' compensation claims for our temporary employees. We determine the proper reserve balance using an actuarial valuation, which considers our historical payment experience and current employee demographics. Our reserve for such claims as of December 31, 2005 and 2004 was $106.5 million and $100.8 million, respectively. Workers' compensation expense is recorded as a component of Cost of Services. A significant increase in claims or changes in laws may require us to record more expense related to workers' compensation. On the other hand, significantly improved claim experience may result in a lower annual expense level.

In France, the government has various social programs that are aimed at reducing the cost of labor and encouraging employment, particularly for low-wage workers, through the reduction of payroll taxes (or social contribution). A portion of these payroll tax reductions is remitted to our customers in certain circumstances. We are required to make an estimate for the amount that will be remitted, which is recorded as a reduction of Revenues from Services. We make this estimate based on our historical experience, including related trends. To the extent that our experience differs from our estimate, we will need to make adjustments to our reserve balance, which will impact the results of our French operation. In addition, future changes to laws governing these payroll tax reductions may require us to revise our estimates, which may significantly impact our consolidated financial statements. In the fourth quarter of 2003, we reduced our estimated liability related to these remittances by $16.1 million due to the recent historical trends in the amounts remitted.

On a routine basis, governmental agencies in some of the countries in which we operate audit our payroll tax calculations and our compliance with other payroll-related regulations. These audits focus primarily on documentation requirements and our support for our payroll tax remittances. Due to the nature of our business, the number of people that we employ, and the complexity of some payroll tax regulations, we may have some adjustments to the payroll tax remittances as a result of these audits. We make an estimate of the additional remittances that may be required and record the estimate as a component of Cost of Services or Selling and Administrative Expenses, as appropriate. The estimate is based on the results of past audits, with consideration for changing business volumes and changes to the payroll tax regulations. To the extent that our actual experience differs from our estimates, we will need to make adjustments to our reserve balance, which will impact the results of the related operation and the operating segment in which it is reported.

In France, we recently settled the audit for payroll tax remittances made during 2001, 2002 and 2003. As a result, we reduced our liability related to these remittances by $9.0 million in the fourth quarter of 2005. During 2004, based on the status of the audit at that time we increased our estimated liability related to these remittances by $12.8 million.

Deferred Revenue

We recognize revenue under the provisions of Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"). SAB 104 generally provides that revenue for time-based services be recognized over the average length of the services being provided. For the outplacement line of business, we recognize revenue from individual programs on a straight-line basis over the average length of time for candidates to find jobs based on statistically valid data for the specific type of program. If statistically valid data is not available, then we recognize outplacement revenue on a straight-line basis over the actual term of the agreements. For group programs and large projects within the outplacement and consulting lines of business, we defer and recognize revenue over the period in which the contracts are completed. The difference between the amount billed for services and the amount recognized as revenue is recorded as Deferred Revenue, which is included in Accrued Liabilities in our consolidated balance sheets.

Significant factors impacting Deferred Revenue are the type of programs sold, the level of current billings for new programs and projects, and the average length of the programs. Over time, an increasing volume of new billings will generally result in higher amounts of Deferred Revenue, while decreasing levels of new billings will generally result in lower amounts of Deferred Revenue. As of December 31, 2005 and 2004, we had $42.7 million and $43.8 million of Deferred Revenue, respectively.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance against deferred tax assets for which utilization of the asset is not likely.

Our judgment is required in determining our deferred tax assets and liabilities, and any valuation allowances recorded. Our net deferred tax assets may need to be adjusted in the event that tax rates are modified, or our estimates of future taxable income change, such that deferred tax assets or liabilities are expected to be recovered or settled at a different tax rate than currently estimated. In addition, valuation allowances may need to be adjusted in the event that our estimate of future taxable income changes from the amounts currently estimated. We have tax contingencies recorded related to items in various countries. To the extent these items are settled for an amount different than our current reserve balance, our recorded contingency will be adjusted.

We provide for income taxes on a quarterly basis based on an estimated annual tax rate. In determining this rate, we make estimates about taxable income for each of our largest locations worldwide, as well as the tax rate that will be in effect for each location. To the extent these estimates change during the year, or actual results differ from these estimates, our estimated annual tax rate may change between quarterly periods and may differ from the actual effective tax rate for the year. For 2006, we expect our effective tax rate will be approximately 36.5%.

Goodwill and Indefinite-Lived Intangible Asset Impairment

In connection with SFAS No. 142, "Goodwill and Other Intangible Assets," we are required to perform goodwill and indefinite-lived intangible asset impairment reviews, at least annually, using a fair-value-based approach. The majority of our goodwill and indefinite-lived intangible assets result from our acquisitions of Right Management, Elan and Jefferson Wells.

As part of our impairment reviews, we estimate fair value primarily by using a discounted cash flow analysis and, for certain larger reporting units, we may also consider market comparables. Significant assumptions used in this analysis include: expected future revenue growth rates, operating unit profit margins, and working capital levels; a discount rate; and a terminal value multiple.

We have completed our annual impairment review for 2005 and determined there to be no impairment of either goodwill or indefinite-lived intangible assets. We plan to perform our next annual impairment review during the third quarter of 2006.

We may be required to perform an impairment review prior to our scheduled annual review if certain events occur, including lower-than-forecasted earnings levels for certain reporting units. In addition, changes to other assumptions could significantly impact our estimate of the fair value of our reporting units. Such a change may result in an impairment charge, which could have a significant impact on the reportable segments that include the related reporting units and our consolidated financial statements.

Significant Matters Affecting Results of Operations

Market Risks

We are exposed to the impact of foreign currency exchange rate fluctuations and interest rate changes.

Exchange Rates – Our exposure to foreign currency exchange rates relates primarily to our foreign subsidiaries and our Euro-denominated borrowings. For our foreign subsidiaries, exchange rates impact the U.S. Dollar value of our reported earnings, our investments in the subsidiaries and the intercompany transactions with the subsidiaries.

Approximately 80% of our revenues and profits are generated outside of the United States, with approximately 50% generated from our European operations that use the Euro as their functional currency. As a result, fluctuations in the value of foreign currencies against the U.S. Dollar, particularly the Euro, may have a significant impact on our reported results. Revenues and expenses denominated in foreign currencies are translated into U.S. Dollars at the weighted-average exchange rate for the year. Consequently, as the value of the U.S. Dollar changes relative to the currencies of our major markets, our reported results vary.

Throughout 2005 the U.S. Dollar strengthened relative to many of the currencies of our major markets. However, for 2005 in total, currency did not have a significant impact on Revenues from Services, and Operating Profit in constant currency was approximately 0.6% higher than reported. If the U.S. Dollar had strengthened an additional 10% during 2005, Revenues from Services would have decreased by approximately 8.4% and Operating Profit would have decreased by approximately 8.5%.

Fluctuations in currency exchange rates also impact the U.S. Dollar amount of our Shareholders' Equity. The assets and liabilities of our non-U.S. subsidiaries are translated into U.S. Dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in Shareholders' Equity as a component of Accumulated Other Comprehensive Income. The U.S. Dollar strengthened relative to many foreign currencies as of December 31, 2005 compared to December 31, 2004. Consequently, Shareholders' Equity decreased by $117.8 million as a result of the change in Accumulated Other Comprehensive Income during the year. If the U.S. Dollar had strengthened an additional 10% during 2005, resulting translation adjustments recorded in Shareholders' Equity would have decreased by approximately $102.3 million.

Although currency fluctuations impact our reported results and Shareholders' Equity, such fluctuations generally do not affect our cash flow or result in actual economic gains or losses. Substantially all of our subsidiaries derive revenues and incur expenses within a single country and consequently, do not generally incur currency risks in connection with the conduct of their normal business operations. We generally have few cross border transfers of funds, except for transfers to the United States for payment of license fees and interest expense on intercompany loans, working capital loans made between the United States and our foreign subsidiaries, dividends from our foreign subsidiaries, and payments between certain countries for services provided. To reduce the currency risk related to these transactions, we may borrow funds in the relevant foreign currency under our revolving credit agreement or we may enter into a forward contract to hedge the transfer.

As of December 31, 2005, there was a £5.0 million ($8.7 million) forward contract related to cash flows to be received in January 2006 as a result of a sale of an equity investment in the United Kingdom. In addition, two forward contracts were outstanding relating to cash flows to be received from our foreign subsidiaries totaling £11.0 million ($19.0 million) in March and June 2006 and three forward contracts were outstanding that related to cash flows owed to our foreign subsidiaries totaling £38.0 million ($65.5 million) in March and June 2006. All such contracts entered into during 2005 were designated as cash flow hedges and were considered highly effective, as defined by SFAS No. 133, as amended. The effective portions of the changes in the fair value of the cash flow hedges are recorded as a component of Accumulated Other Comprehensive Income and recognized in the consolidated statements of operations when the hedged item affects earnings. The estimated reclassification from Accumulated Other Comprehensive Income in the next twelve months is immaterial.

As of December 31, 2005, we had $709.3 million of long-term borrowings denominated in Euros (€600.0 million) which have been designated as a hedge of our net investment in subsidiaries with the Euro – functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated Other Comprehensive Income. Shareholders' Equity increased by $43.9 million, net of tax, due to changes in Accumulated Other Comprehensive Income during the year due to the currency impact on these borrowings.

Interest Rates – Our exposure to market risk for changes in interest rates relates primarily to our variable rate long-term debt obligations. We have historically managed interest rates through the use of a combination of fixed- and variable-rate borrowings and interest rate swap agreements. As of December 31, 2005, we had the following fixed- and variable-rate borrowings:

	Fixed		Variable		Total	
	Amount	Weighted – Average Interest Rate	Amount	Weighted – Average Interest Rate	Amount	Weighted – Average Interest Rate
Excluding interest rate swap agreements	$ 604.1	5.0%	$ 130.9	4.0%	$ 735.0	4.8%
Including impact of swap agreements	722.6	5.3%	12.4	14.2%	735.0	5.5%

We have various interest rate swap agreements in order to fix our interest costs on a portion of our Euro-denominated variable rate borrowings. The Euro interest rate swap agreements, with a notional value of 100.0 million ($118.5 million), fix the interest rate, on a weighted-average basis, at 5.71% and expire in 2010.

Sensitivity Analysis – The following table summarizes our debt and derivative instruments that are sensitive to foreign currency exchange rate and interest rate movements. All computations below are based on the U.S. Dollar spot rate as of December 31, 2005. The exchange rate computations assume a 10% appreciation or 10% depreciation of the Euro and British Pound to the U.S. Dollar.

The hypothetical impact on 2005 earnings of the stated change in rates is as follows:

Market Sensitive Instrument	Movements In Exchange Rates 10% Depreciation	Movements In Exchange Rates 10% Appreciation	Movements In Interest Rates 10% Decrease	Movements In Interest Rates 10% Increase
€200 million, 5.63% Notes due July 2006	$ 23.7[1]	$ (23.7)[1]	—	—
€300 million, 4.58% Notes due June 2012	35.5[1]	(35.5)[1]	—	—
Revolving credit agreement:				
€100 million Euro Borrowings	11.8[1]	(11.8)[1]	0.3	(0.3)
€100 million Interest Rate Swaps	—	—	(0.3)	0.3
Forward contracts:				
£5.0 million to $8.7 million	0.9	(0.9)	—	—
£11.0 million to $19.0 million	1.9	(1.9)	—	—
$65.5 million to £38.0 million	(6.5)	6.5	—	—
	$ 75.4	$ (75.4)	$ —	$ —

(1) Exchange rate movements are recorded through Accumulated Other Comprehensive Income as these instruments have been designated as an economic hedge of our net investment in subsidiaries with a Euro functional currency.

The hypothetical changes in fair value of our market sensitive instruments due to changes in interest rates, and changes in foreign currency exchange rates for the foreign contracts, are as follows:

Market Sensitive Instrument	10% Decrease	10% Increase
Fixed Rate Debt:		
€200 million, 5.63% Notes due July 2006	$ 24.0[1]	$ (24.0)[1]
€300 million, 4.58% Notes due June 2012	36.0[1]	(36.0)[1]
Derivative Instruments:		
€100 million Interest Rate Swaps	(1.2)	1.2
Forward contacts:		
£5.0 million to $8.7 million forward contract	0.9	(0.9)
£11.0 million to $19.0 million forward contracts	1.9	(1.9)
$65.5 million to £38.0 million forward contracts	(6.5)	6.5

(1) This change in fair value is not recorded in the financial statements, however disclosure of the fair value is included in note 7 to the consolidated financial statements.

Impact of Economic Conditions

One of the principal attractions of using temporary staffing solutions is to maintain a flexible supply of labor to meet changing economic conditions. Therefore, the industry has been and remains sensitive to economic cycles. To help minimize the effects of these economic cycles, we offer customers a continuum of services to meet their needs throughout the employment and business cycle. We believe that the breadth of our operations and the diversity of our service mix cushion us against the impact of an adverse economic cycle in any single country or industry. However, adverse economic conditions in any of our largest markets, or in several markets simultaneously, would have a material impact on our consolidated financial statements.

Legal Regulations

The employment services industry is closely regulated in all of the major markets in which we operate except the United States and Canada. Many countries impose licensing or registration requirements, substantive restrictions on temporary employment services, either on the provider of temporary staffing or the ultimate client company, or minimum benefits to be paid to the temporary employee either during or following the temporary assignment. Regulations also may restrict the length of assignments, the type of work permitted or the occasions on which contingent workers may be used. Changes in applicable laws or regulations have occurred in the past and are expected in the future to affect the extent to which employment services firms may operate. These changes could impose additional costs, taxes, record keeping or reporting requirements; restrict the tasks to which contingent workers may be assigned; limit the duration of or otherwise impose restrictions on the nature of the relationship (with us or the customer); or otherwise adversely affect the industry. All of our other service lines are currently not regulated.

In many markets, the existence or absence of collective bargaining agreements with labor organizations has a significant impact on our operations and the ability of customers to utilize our services. In some markets, labor agreements are structured on a national or industry-wide (rather than a company) basis. Changes in these collective labor agreements have occurred in the past, are expected to occur in the future, and may have a material impact on the operations of employment services firms, including us.

On November 30, 2004, we were informed that authorities had commenced an investigation at our French headquarters. According to the search warrant, the investigation stems from a complaint submitted during 2003 to the European Commission and subsequently transferred to France's Direction Generale de la Concurrence, de la Consommation et de la Repression des Fraudes. We understand that the purpose of the investigation is to search for evidence of price fixing and allocation of market share within the French market. The investigation is continuing and we are cooperating fully. We are currently not able to predict the outcome of the investigation and consequently no amounts have been recorded in the financial statements.

Recently Issued Accounting Standards

During December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R) "Share-Based Payment" ("SFAS 123R"), which revises SFAS 123 and supercedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as expense based on their fair values. In April 2005, the Securities and Exchange Commission ("SEC") amended the effective date of SFAS 123R to be the first annual period beginning after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to expense recognition. We plan to adopt SFAS 123R in the first quarter of 2006 using the modified prospective method of adoption. We currently expect SFAS 123R to have approximately a $0.10 per share impact on Net Earnings Per Share – Diluted in 2006. The impact of adopting SFAS 123R on 2006 results of operations and financial position will depend upon many factors including the level of stock-based compensation granted in 2006, the fair value of those options which will be determined at the date of grant, the level of participation in the employee stock purchase plan, the related tax benefits recorded and the diluted shares outstanding.

During December 2004, the FASB issued FSP No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"), which provides guidance on the accounting for the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the "Jobs Act") on enterprises" income tax expense and deferred tax liability. The Jobs Act, which was signed into law on October 22, 2004, introduces relief on the potential income tax impact of repatriating foreign earnings and certain other provisions. We have completed our assessment and will not repatriate any foreign earnings under the provisions of the Jobs Act.

Forward-Looking Statements

Statements made in this annual report that are not statements of historical fact are forward-looking statements. All forward-looking statements involve risks and uncertainties. The information under the heading "Forward-Looking Statements" in our annual report on Form 10-K for the year ended December 31, 2005, which information is incorporated herein by reference, provides cautionary statements identifying, for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, important factors that could cause our actual results to differ materially from those contained in the forward-looking statements. Some or all of the factors identified in our annual report on Form 10-K may be beyond our control. Forward-looking statements can be identified by words such as "expect," "anticipate," "intend," "plan," "may," "believe," "seek," "estimate," and similar expressions. We caution that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statements to reflect subsequent events or circumstance.

Management Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chairman and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on our evaluation we have concluded that our internal control over financial reporting was effective as of December 31, 2005.

Our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Manpower Inc.:

We have audited the accompanying consolidated balance sheet of Manpower Inc. and its subsidiaries (the "Company") as of December 31, 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2005 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Deloitte & Touche LLP
Milwaukee, Wisconsin
February 21, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Manpower Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Manpower Inc. and its subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the COSO. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2005 of the Company and our reports dated February 21, 2006 expressed an unqualified opinion on those financial statements and financial statement schedule.

Deloitte & Touche LLP

Deloitte & Touche LLP
Milwaukee, Wisconsin
February 21, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Manpower Inc.:

In our opinion, the consolidated balance sheet as of December 31, 2004 and the related consolidated statements of operations, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Manpower Inc. and its subsidiaries at December 31, 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
February 16, 2005

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On July 27,2005, the Audit Committee of the Board of Directors of Manpower Inc. (the "Company") dismissed PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm and appointed Deloitte & Touche LLP as the Company's new independent registered public accounting firm.

PricewaterhouseCoopers LLP's reports on the Company's consolidated financial statements for each of the years ended December 31, 2004 and 2003 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principle.

During the years ended December 31, 2004 and 2003, and the subsequent interim period through July 29, 2005, there were no disagreements between the Company and PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to PricewaterhouseCoopers LLP's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports on the financial statements of the Company for such years.

None of the reportable events described in Item 304 (a)(1)(v) of Regulation S-K occurred during the years ended December 31, 2004 and 2003 or during the subsequent interim period through July 29, 2005.

The Company has provided PricewaterhouseCoopers LLP with a copy of the foregoing disclosures.

During the years ended December 31, 2004 and 2003, and the subsequent interim period through July 27, 2005, the Company did not consult with Deloitte & Touche LLP regarding any of the matters or events set forth in Item 304 (a)(2)(i) and (ii) of Regulation S-K.

Certifications

Manpower has filed the Chief Executive Officer/Chief Financial Officer certifications that are required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to it's Annual Report on Form 10-K. In 2005, Jeffrey A. Joerres, Manpower's Chief Executive Officer, submitted a certification to the New York Stock Exchange in accordance with Section 303A.12 of the NYSE Listed Company Manual stating that, as of the date of the certification, he was not aware of any violation by Manpower of the NYSE's corporate governance listing standards.

Consolidated Statements of Operations
in millions, except per share data

Year Ended December 31	2005	2004	2003
Revenues from services	$ 16,080.4	$ 14,930.0	$ 12,184.5
Cost of services	13,131.8	12,141.9	10,047.7
Gross profit	2,948.6	2,788.1	2,136.8
Selling and administrative expenses	2,512.1	2,392.3	1,878.9
Operating profit	436.5	395.8	257.9
Interest and other expense	41.8	26.3	35.8
Earnings before income taxes	394.7	369.5	222.1
Provision for income taxes	134.6	123.8	84.4
Net earnings	$ 260.1	$ 245.7	$ 137.7
Net earnings per share – basic	$ 2.95	$ 2.76	$ 1.77
Net earnings per share – diluted	$ 2.87	$ 2.59	$ 1.69

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets
in millions, except share and per share data

December 31	2005	2004
Assets		
Current Assets		
Cash and cash equivalents	$ 454.9	$ 531.8
Accounts receivable, less allowance for doubtful accounts of $86.5 and $91.4, respectively	3,208.2	3,227.8
Prepaid expenses and other assets	107.5	161.4
Future income tax benefits	71.1	96.5
Total current assets	3,841.7	4,017.5
Other Assets		
Goodwill and other intangible assets, less accumulated amortization of $29.8 and $15.9, respectively	1,256.5	1,297.0
Other assets	273.8	305.5
Total other assets	1,530.3	1,602.5
Property and Equipment		
Land, buildings, leasehold improvements and equipment	642.4	669.8
Less: accumulated depreciation and amortization	446.0	446.7
Net property and equipment	196.4	223.1
Total assets	$ 5,568.4	$ 5,843.1
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	$ 685.4	$ 687.1
Employee compensation payable	150.6	156.0
Accrued liabilities	435.4	505.7
Accrued payroll taxes and insurance	607.2	569.6
Value added taxes payable	441.9	457.8
Short-term borrowings and current maturities of long-term debt	260.0	225.7
Total current liabilities	2,580.5	2,601.9
Other Liabilities		
Long-term debt	475.0	676.1
Other long-term liabilities	366.3	391.1
Total other liabilities	841.3	1,067.2
Shareholders' Equity		
Preferred stock, $.01 par value, authorized 25,000,000 shares, none issued	—	—
Common stock, $.01 par value, authorized 125,000,000 shares, issued 101,239,813 and 100,236,635 shares, respectively	1.0	1.0
Capital in excess of par value	2,346.7	2,296.4
Retained earnings	269.9	51.0
Accumulated other comprehensive (loss) income	(11.0)	109.4
Treasury stock at cost, 13,867,805 and 9,946,475 shares, respectively	(460.0)	(283.8)
Total shareholders' equity	2,146.6	2,174.0
Total liabilities and shareholders' equity	$ 5,568.4	$ 5,843.1

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Consolidated Statements of Cash Flows

in millions

Year Ended December 31	2005	2004	2003
Cash Flows from Operating Activities			
Net earnings	$ 260.1	$ 245.7	$ 137.7
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	92.9	86.5	64.4
Amortization of discount on convertible debentures	1.9	7.8	7.6
Deferred income taxes	49.1	(8.8)	(13.0)
Provision for doubtful accounts	22.9	27.3	16.7
Other non-operating gains	(2.6)	(14.2)	–
Change in operating assets and liabilities, excluding the impact of acquisitions:			
Accounts receivable	(350.4)	(363.9)	(74.3)
Other assets	(46.1)	41.5	(25.8)
Other liabilities	239.3	165.5	110.1
Cash provided by operating activities	267.1	187.4	223.4
Cash Flows from Investing Activities			
Capital expenditures	(77.6)	(67.9)	(55.5)
Acquisitions of businesses, net of cash acquired	(12.9)	(117.3)	(6.7)
Proceeds from the sale of an equity interest	–	29.8	–
Proceeds from the sale of property and equipment	4.8	5.6	6.0
Cash used by investing activities	(85.7)	(149.8)	(56.2)
Cash Flows from Financing Activities			
Net change in short-term borrowings	(4.3)	4.7	(13.6)
Proceeds from long-term debt	785.4	94.9	33.4
Cash paid to settle convertible debt	(206.6)	–	–
Repayments of long-term debt	(606.3)	(93.9)	(104.3)
Proceeds from settlement of swap agreements	50.7	–	–
Proceeds from stock option and purchase plans	29.7	60.0	35.6
Repurchases of common stock	(217.6)	–	–
Dividends paid	(41.2)	(27.1)	(15.6)
Cash (used) provided by financing activities	(210.2)	38.6	(64.5)
Effect of exchange rate changes on cash	(48.1)	29.4	39.5
Net (decrease) increase in cash and cash equivalents	(76.9)	105.6	142.2
Cash and cash equivalents, beginning of year	531.8	426.2	284.0
Cash and cash equivalents, end of year	$ 454.9	$ 531.8	$ 426.2
Supplemental Cash Flow Information			
Interest paid	$ 46.6	$ 37.0	$ 31.2
Income taxes paid	$ 97.6	$ 87.8	$ 91.6

The accompanying notes to financial statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

in millions, except per share data

	Common Stock	Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 2002	$ 0.9	$ 1,696.2	$ (289.7)	$ (123.7)	$ (283.8)	$ 999.9
Comprehensive Income:						
Net earnings			137.7			
Foreign currency translation				146.8		
Unrealized gain on derivatives, net of tax				3.4		
Unrealized gain on investments, net of tax				3.2		
Reclassification adjustment for losses included in net earnings, net of tax				1.6		
Minimum pension liability adjustment, net of tax				(3.0)		
Total comprehensive income						289.7
Issuances for acquisitions		0.7				0.7
Issuances under equity plans, including tax benefits		35.6				35.6
Dividends ($0.20 per share)			(15.6)			(15.6)
Balance, December 31, 2003	0.9	1,732.5	(167.6)	28.3	(283.8)	1,310.3
Comprehensive Income:						
Net earnings			245.7			
Foreign currency translation				86.3		
Unrealized loss on derivatives, net of tax				(2.5)		
Unrealized gain on investments, net of tax				3.4		
Minimum pension liability adjustment, net of tax				(6.1)		
Total comprehensive income						326.8
Issuances for acquisitions	0.1	487.8				487.9
Issuances under equity plans, including tax benefits		76.1				76.1
Dividends ($0.30 per share)			(27.1)			(27.1)
Balance, December 31, 2004	1.0	2,296.4	51.0	109.4	(283.8)	2,174.0
Comprehensive Income:						
Net earnings			260.1			
Foreign currency translation				(117.8)		
Unrealized gain on derivatives, net of tax				3.0		
Unrealized gain on investments, net of tax				2.2		
Minimum pension liability adjustment, net of tax				(7.8)		
Total comprehensive income						139.7
Issuances under equity plans, including tax benefits		31.1				31.1
Issuances for settlement of convertible debentures		19.2			41.4	60.6
Dividends ($0.47 per share)			(41.2)			(41.2)
Repurchases of common stock					(217.6)	(217.6)
Balance, December 31, 2005	$ 1.0	$ 2,346.7	$ 269.9	$ (11.0)	$ (460.0)	$ 2,146.6

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements
in millions, except per share data

01.
Summary of Significant Accounting Policies

Nature of Operations

Manpower Inc. is a world leader in the employment services industry. Our worldwide network of over 4,400 offices in 72 countries and territories enables us to meet the needs of our customers in all industry segments. Our largest operations, based on revenues, are located in the United States, France and the United Kingdom. We specialize in permanent, temporary and contract recruitment; employee assessment and selection; training; outsourcing; outplacement and consulting services. We provide services to a wide variety of customers, none of which individually comprise a significant portion of revenues for us as a whole.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

In France, we recently settled the audit for payroll tax remittances made during 2001, 2002 and 2003. As a result, we reduced our liability related to these remittances by $9.0 million in the fourth quarter of 2005. During 2004, based on the status of the audit at that time we increased our estimated liability related to these remittances by $12.8 million.

Basis of Consolidation

The consolidated financial statements include our operating results and the operating results of all of our subsidiaries. For subsidiaries in which we have an ownership interest of 50% or less, but more than 20%, the consolidated financial statements reflect our ownership share of those earnings using the equity method of accounting. These investments, as well as certain other relationships, are also evaluated for consolidation under FASB (Financial Accounting Standards Board) Interpretation No. 46R, "Consolidation of Variable Interest Entities." These investments were $86.7 and $82.7 as of December 31, 2005 and 2004, respectively, and are included as Other Assets in the consolidated balance sheets. Included in Shareholders' Equity as of December 31, 2005 and 2004 are $48.0 and $45.7 of unremitted earnings from investments accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenues and Receivables

We generate revenues from sales of services by our company-owned branch operations and from fees earned on sales of services by our franchise operations. Revenues are recognized as services are performed. The majority of our revenues are generated by our recruitment business, where billings are generally negotiated and invoiced on a per-hour basis. Accordingly, as contingent employees are placed, we record revenue based on the hours worked. Permanent recruitment revenues are recorded as placements are made. Provisions for sales allowances, based on historical experience, are recognized at the time the related sale is recognized. Our franchise agreements generally state that franchise fees are calculated based on a percentage of revenues. We record franchise fee revenues monthly based on the amounts due under the franchise agreements for that month. Franchise fees, which are included in Revenues from Services, were $35.8, $34.5 and $26.5 for the years ended December 31, 2005, 2004 and 2003, respectively.

In our outplacement business, we recognize revenue from individual programs on a straight-line basis over the average length of time for candidates to find jobs based on statistically valid data for the specific type of program. For group programs and large projects within the outplacement business, we defer and recognize revenue over the period within which the contracts are completed. In our consulting business, revenue is recognized upon the performance of the obligations under the consulting service contract. The amount billed for outplacement and consulting services in excess of the amount recognized as revenue is recorded as Deferred Revenue and included in Accrued Liabilities in our consolidated balance sheet. We had $42.7and $43.8 recorded as Deferred Revenue as of December 31, 2005 and 2004, respectively.

Allowance for Doubtful Accounts

We have an allowance for doubtful accounts recorded as an estimate of the accounts receivable balance that may not be collected. This allowance is calculated on an entity-by-entity basis with consideration for historical write-off experience, the current aging of receivables and a specific review for potential bad debts. Items that affect this balance mainly include bad debt expense and the write-off of accounts receivable balances.

Bad debt expense, which increases our allowance for doubtful accounts, is recorded as Selling and Administrative Expense in our consolidated statements of operations and was $22.9, $27.3 and $16.7 in 2005, 2004 and 2003, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our customers and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision.

Write-offs, which decrease our allowance for doubtful accounts, are recorded as a reduction to our accounts receivable balance and were $18.3, $21.9 and $19.5, for 2005, 2004 and 2003, respectively.

Advertising Costs

We expense production costs of advertising as they are incurred. Advertising expenses were $45.8, $43.2 and $28.1 in 2005, 2004 and 2003, respectively.

Reorganization Costs

In 2005, we recorded a total of $15.3 in France and $4.0 at Right Management for severance costs related to reorganization in both segments. Of the $15.3 in France, $1.3 was paid in 2005 and the remaining $14.0 will be paid in 2006. The full $4.0 recognized at Right Management was paid in 2005.In 2004, in connection with the acquisition of Right Management, we also established reserves for severance and other office closure costs related to streamlining Right Management's worldwide operations that total $24.5. As of December 31, 2005 approximately $19.4 has been paid from these reserves, of which $11.6 was paid in 2005. As of December 31, 2005, there was $5.1 remaining to be paid from these reserves, primarily representing future operating lease expenditures.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance against deferred tax assets for which utilization of the asset is not likely.

Accounts Receivable Securitization

We account for the securitization of accounts receivable in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Accordingly, transfers of receivables are evaluated for sale accounting treatment and if such a transfer qualifies as a sale under SFAS No. 140, the related receivable balance is removed from our consolidated balance sheets and the loss related to the transfer is recorded as other expense. If the transfer of receivables does not qualify for sale accounting, the related receivable balance remains on our consolidated balance sheet, the corresponding advance is recorded as debt and the related cost of the transaction is recorded as interest expense. (See note 5 for further information.)

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and other current assets and liabilities approximate their fair values because of the short-term nature of these instruments. The carrying value of Long-Term Debt approximates fair value, except for the Euro-denominated notes and Zero Coupon Convertible Debentures, for which fair value is estimated based on quoted market prices for the same or similar issues.

in millions, except per share data

Goodwill and Intangible Assets

We have goodwill, amortizable intangible assets and intangible assets that do not require amortization, as follows:

December 31			2005			2004
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Goodwill	$ 923.9	$ —	$ 923.9	$ 949.9	$ —	$ 949.9
Intangible Assets:						
Amortizable:						
Technology	19.6	7.7	11.9	19.6	3.7	15.9
Franchise Agreements	18.0	3.5	14.5	18.0	1.7	16.3
Customer Relationships	124.9	14.2	110.7	124.9	6.9	118.0
Other	8.3	4.4	3.9	8.8	3.6	5.2
Total	170.8	29.8	141.0	171.3	15.9	155.4
Non-Amortizable:						
Tradename	191.5	—	191.5	191.5	—	191.5
Other	0.1	—	0.1	0.2	—	0.2
Total	191.6	—	191.6	191.7	—	191.7
Goodwill and Intangible Assets	$ 1,286.3	$ 29.8	$ 1,256.5	$ 1,312.9	$ 15.9	$ 1,297.0

Amortization expense related to intangibles was $13.1 and $12.3 in 2005 and 2004, respectively, and immaterial in 2003. Amortization expense expected in each of the next five years is as follows: 2006 – $14.0, 2007 – $14.0, 2008 – $14.0, 2009 – $10.3, and 2010 – $9.2. The useful lives of the technology, franchise agreements, and customer relationships are 5, 10, and 17 years, respectively. The non-amortizable tradename results from our acquisition of Right Management. The tradename has been assigned an indefinite life based on our expectation of renewing the tradename, as required, without material modifications and at a minimal cost, and our expectation of positive cash flows beyond the foreseeable future.

In connection with SFAS No. 142, "Goodwill and Other Intangible Assets," we are required to perform goodwill and indefinite-lived intangible asset impairment reviews, at least annually, using a fair-value-based approach. The majority of our goodwill and indefinite-lived intangible assets result from our acquisition of Right Management. Our remaining goodwill relates primarily to our acquisitions of Elan and Jefferson Wells.

As part of our impairment reviews, we estimate fair value primarily by using a discounted cash flow analysis and, for certain larger reporting units, we may also consider market comparables. Significant assumptions used in our discounted cash flow analysis include: expected future revenue growth rates, operating unit profit margins, and working capital levels; a discount rate; and a terminal value multiple.

We completed our annual impairment review for 2005 and determined there to be no impairment of either goodwill or indefinite-lived intangible assets. We plan to perform our next annual impairment review during the third quarter of 2006.

We may be required to perform an impairment review prior to our scheduled annual review if certain events occur, including lower than forecasted earnings levels for certain reporting units. In addition, changes to other assumptions could significantly impact our estimate of the fair value of our reporting units. Such a change may result in an impairment charge, which could have a significant impact on the reportable segments that include the related reporting units and our consolidated financial statements.

Marketable Securities

We account for our marketable security investments under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and have determined that all such investments are classified as available-for-sale. Accordingly, unrealized gains and unrealized losses that are determined to be temporary, net of related income taxes, are included in Accumulated Other Comprehensive Income, which is a separate component of Shareholders' Equity. Realized gains and losses, and unrealized losses determined to be other-than-temporary, are recorded in our consolidated statements of operations. As of December 31, 2005 and 2004, our available-for-sale investments had a market value of $0.2 and $8.8, respectively, and an adjusted cost basis of $0.1 and $6.3, respectively. As of December 31, 2005 and 2004, none of these available-for-sale investments had unrealized losses. In December 2005, we sold one of our available-for-sale investments for a gain of $2.6.

We hold a 49% interest in our Swiss franchise, which maintains an investment portfolio with a market value of $114.1 and $115.2 as of December 31, 2005 and 2004, respectively. This portfolio is comprised of a wide variety of European and U.S. debt and equity securities as well as various professionally-managed funds, all of which are classified as available-for-sale. Our net share of realized gains and losses, and declines in value determined to be other-than-temporary, are included in our consolidated statements of operations. Our share of net unrealized gains and unrealized losses that are determined to be temporary related to these investments are included in Accumulated Other Comprehensive Income, with the offsetting amount increasing or decreasing our investment in the franchise. In this portfolio, there were no unrealized losses by investment type as of December 31, 2005 and 2004.

Capitalized Software

We capitalize purchased software as well as internally developed software. Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation, selection and software maintenance costs are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software which ranges from 3 to 10 years. The net capitalized software balance of $42.6 and $47.2 as of December 31, 2005 and 2004, respectively, is included in Other Assets in the consolidated balance sheets. Amortization expense related to the capitalized software costs was $10.8, $9.3 and $5.5 for 2005, 2004 and 2003, respectively.

Property and Equipment

A summary of property and equipment as of December 31 is as follows:

	2005	2004
Land	$ 2.3	$ 2.5
Buildings	30.0	32.4
Furniture, fixtures and autos	206.6	221.2
Computer equipment	169.9	169.8
Leasehold improvements	233.6	243.9
	$ 642.4	$ 669.8

Property and equipment are stated at cost and are depreciated using primarily the straight-line method over the following estimated useful lives: buildings – up to 40 years; leasehold improvements – lesser of life of asset or expected lease term; furniture and equipment – 3 to 15 years. Expenditures for renewals and betterments are capitalized whereas expenditures for repairs and maintenance are charged to income as incurred. Upon sale or disposition of property and equipment, the difference between the unamortized cost and the proceeds is recorded as either a gain or a loss and is included in our consolidated statements of operations.

in millions, except per share data

Derivative Financial Instruments
We account for our derivative instruments in accordance with SFAS Nos. 133, 137, and 149 related to "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133, as amended"). Derivative instruments are recorded on the balance sheet as either an asset or liability measured at their fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded as a component of Accumulated Other Comprehensive Income and recognized in the consolidated statements of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of hedges are recognized in earnings.

Foreign Currency Translation
The financial statements of our non-U.S. subsidiaries have been translated in accordance with SFAS No. 52, "Foreign Currency Translation." Under SFAS 52, asset and liability accounts are translated at the current exchange rate and income statement items are translated at the weighted-average exchange rate for the year. The resulting translation adjustments are recorded as a component of Accumulated Other Comprehensive Income, which is included in Shareholders' Equity. In accordance with SFAS 109, no deferred taxes have been recorded related to the cumulative translation adjustments.

Certain foreign currency denominated borrowings are accounted for as a hedge of our net investment in our subsidiaries with the related functional currencies. Since our net investment in these subsidiaries exceeds the amount of the related borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated Other Comprehensive Income.

Shareholders' Equity
In October 2004, the Board of Directors authorized the repurchase of 5.0 million shares of our common stock, not to exceed a total purchase price of $250.0. In October 2005, the Board of Directors authorized the repurchase of an additional 5.0 million shares of our common stock, not to exceed a total purchase price of $250.0. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. During the first half of 2005, we repurchased the entire 5.0 million shares of common stock at a total cost of $203.5 under the 2004 authorization and during the fourth quarter we repurchased 300,000 shares under the 2005 authorization at a cost of $14.1. There were no share repurchases in 2004 and 2003.

Stock Compensation Plans
We account for all of our fixed stock option plans and our 1990 Employee Stock Purchase Plan in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations ("APB 25"). No stock-based employee compensation expense related to options is reflected in Net Earnings as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on Net Earnings and Net Earnings Per Share if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") to stock-based employee compensation.

Year Ended December 31	2005	2004	2003
Net Earnings			
Net earnings, as reported	$ 260.1	$ 245.7	$ 137.7
Add: Total stock-based employee compensation expense under APB 25, net of related tax effects(1)	1.7	0.9	0.5
Less: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	12.1	10.4	6.9
Net earnings, pro forma	$ 249.7	$ 236.2	$ 131.3
Net Earnings Per Share			
Basic – as reported	$ 2.95	$ 2.76	$ 1.77
Basic – pro forma	2.85	2.67	1.70
Diluted – as reported	2.87	2.59	1.69
Diluted – pro forma	2.76	2.50	1.62

(1) *The stock-based employee compensation is related to restricted stock.*

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2005, 2004 and 2003, respectively: risk-free interest rates of 3.8%, 3.2% and 3.3%; expected volatility of 30.0%, 39.8% and 40.1%; dividend yield of 0.9%, 0.5% and 0.5%; and expected lives of 4.7 years, 6.0 years and 7.4 years. The weighted-average fair value of options granted was $12.98, $17.76 and $10.32 per share in 2005, 2004 and 2003, respectively.

Statement of Cash Flows

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Recently Issued Accounting Standards

During December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R) "Share-Based Payment" ("SFAS 123R"), which revises SFAS 123 and supercedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as expense based on their fair values. In April 2005, the Securities and Exchange Commission ("SEC") amended the effective date of SFAS 123R to be the first annual period beginning after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to expense recognition. We plan to adopt SFAS 123 in the first quarter of 2006 using the modified prospective method of adoption. We currently expect SFAS 123R to have approximately a $0.10 per share impact on Net Earnings Per Share – Diluted in 2006. The impact of adopting SFAS 123R on 2006 results of operations and financial position will depend upon many factors including the level of stock-based compensation granted in 2006, the fair value of those options which will be determined at the date of grant, the level of participation in the employee stock purchase plan, the related tax benefits recorded and the diluted shares outstanding.

During December 2004, the FASB issued FSP No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"), which provides guidance on the accounting for the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the "Jobs Act") on enterprises" income tax expense and deferred tax liability. The Jobs Act, which was signed into law on October 22, 2004, introduces relief on the potential income tax impact of repatriating foreign earnings and certain other provisions. We have completed our assessment and will not repatriate any foreign earnings under the provisions of the Jobs Act.

Subsequent Event

On January 31, 2006, we received the final approval from the Swedish Competition Authorities and sold a non-core payroll processing business in Sweden. Currently, we expect a pre-tax gain of approximately $28.2 million related to this sale which will be recorded in the first quarter of 2006.

in millions, except per share data

02.

Acquisitions of Businesses

From time to time, we acquire and invest in companies throughout the world, including U.S. franchises. The total cash consideration for acquisitions was $12.9, $117.3 and $6.7 in 2005, 2004 and 2003, respectively. The 2004 amount includes acquisition related costs and the $123.8 repayment of Right Management's long-term debt that we were required to make due to change of control provisions contained in the agreements. We financed the acquisition-related costs and this repayment with excess cash and borrowings under our U.S. Receivables Facility, which was repaid in 2004. Cash acquired of approximately $39.5 offsets these payments.

Right Management Acquisition

On January 22, 2004, we completed our exchange offer to acquire Right Management, the world's largest career transition and organizational consulting services firm, operating through over 250 offices in 35 countries. The results of Right Management's operations are included in our consolidated financial statements since that date. The acquisition of Right Management expands the range of services that we offer to customers as a strategic partner throughout every stage of the employment cycle. We have merged our Empower operations into Right Management, and the results of the combined entity are reported as the Right Management segment.

Substantially all of Right Management's outstanding shares were tendered and exchanged at a rate of 0.3874 of a share of our common stock and cash was paid for fractional shares. The remaining outstanding shares were converted into the right to acquire our common stock at the same exchange rate.

The purchase price is comprised of the following items:

Fair value of our common stock issued	$	428.4
Fair value of Right Management stock options assumed		59.5
Long-term debt repaid upon change of control		123.8
Severance and additional SERP liabilities, net of deferred tax assets		6.0
Acquisition-related costs, net of deferred tax assets		11.5
Other		1.4
Total purchase price	$	630.6

We issued 8,852,000 shares of our common stock in the exchange. The value of these shares was calculated based on an average share price over a 2-day period prior to the completion of the transaction.

We assumed both of Right Management's stock option plans, converting outstanding options to purchase shares of Right Management common stock into options to purchase 1,962,000 shares of our common stock. The fair value of these options was based on an independent valuation using the Black-Scholes option-pricing model.

We were required to repay certain of Right Management's long-term debt due to change of control provisions contained in these agreements. We financed this repayment with excess cash and borrowings under our U.S. Receivables Facility which were subsequently repaid.

The purchase price also includes amounts paid or accrued for a severance agreement and the liability resulting from the accelerated vesting of Right Management's Supplemental Executive Retirement Plan ("SERP"). The liability resulting from the accelerated vesting of the SERP was based on an independent valuation. Deferred tax assets of $3.8 were recorded related to these items.

The acquisition-related costs consist primarily of investment banking, legal and accounting fees, printing costs and other external costs directly related to the acquisition.

In connection with this acquisition, we also established reserves for severances and other office closure costs related to streamlining Right Management's worldwide operations that total $24.5. We recorded a net deferred tax asset of $6.5 related to these items. As of December 31, 2005 approximately $19.4 has been paid from these reserves, of which $11.6 was paid in 2005. As of December 31, 2005, there was $5.1 remaining to be paid from these reserves, primarily representing future operating lease expenditures.

Based on an independent valuation, we identified $162.5 of amortizable intangible assets related to Right Management's customer list, technology and franchise agreements. These items were assigned a weighted-average useful life of approximately 15 years. We also identified $191.3 as a non-amortizable intangible asset related to Right Management's tradename. A deferred tax liability of $136.3 was established for the difference between book and tax basis related to Right Management's intangible assets. Based on the independent valuation and the fair value of tangible assets acquired, $389.6 was recorded as goodwill. Approximately $8.0 of goodwill related to acquisition costs will be deductible for tax purposes, therefore we have recorded a deferred tax asset of $2.9.

The following represents the assets acquired and liabilities assumed to arrive at net cash paid and equity issued for the acquisition of Right Management as of January 22, 2004.

Cash	$ 10.8
Accounts receivable, net	86.0
Other current assets	20.4
Goodwill	389.6
Intangible assets	353.8
Other assets	18.6
Property and equipment	41.8
Total assets acquired	921.0
Accounts payable	(17.2)
Accrued liabilities	(122.4)
Long-term debt	(4.4)
Long-term deferred tax liability	(123.7)
Other long-term liabilities	(22.7)
Total liabilities assumed	(290.4)
Cash paid and value of equity issued	$ 630.6

The pro forma consolidated results below combine the historical results of our operations and Right Management's operations for the years ended December 31, 2004 and 2003 and have been prepared to reflect the acquisition as if it had been consummated as of the beginning of each period.

Year ended December 31	2004	2003
Revenues from services	$ 14,954.0	$ 12,636.1
Net earnings	246.4	173.5
Net earnings per share – basic	2.75	1.98
Net earnings per share – diluted	2.58	1.88

Other acquisitions

The total cash consideration, net of cash acquired, for acquisitions other than Right Management was $12.9, ($14.7) and $6.7, in 2005, 2004 and 2003, respectively. In addition to the cash consideration, in 2003, we acquired ownership interests in certain U.S. franchises in exchange for approximately 13,000 shares of our common stock, which had an aggregate market value of $0.7 at the dates of acquisition.

In connection with a European acquisition completed during the first quarter of 2004, we established a reserve of $16.7 for severance and other exit costs related to the acquired company. These expenses were being funded by the inflow of cash that resulted from the acquisition. The full amount has been paid from this reserve.

03.

Earnings Per Share

The calculation of Net Earnings Per Share – Basic is as follows:

Year Ended December 31	2005	2004	2003
Net earnings available to common shareholders	$ 260.1	$ 245.7	$ 137.7
Weighted-average common shares outstanding (in millions)	88.1	88.9	77.7
	$ 2.95	$ 2.76	$ 1.77

The calculation of Net Earnings Per Share – Diluted is as follows:

Year Ended December 31	2005	2004	2003
Net earnings	$ 260.1	$ 245.7	$ 137.7
Add: Amortization of contingently convertible debt, net of taxes	1.2	4.8	6.4
Net earnings available to common shareholders	$ 261.3	$ 250.5	$ 144.1
Weighted-average common shares outstanding (in millions)	88.1	88.9	77.7
Effect of restricted stock grants	0.2	0.1	0.1
Effect of dilutive securities – stock options (in millions)	1.3	1.7	1.5
Effect of convertible debentures (in millions)	1.5	6.1	6.1
	91.1	96.8	85.4
	$ 2.87	$ 2.59	$ 1.69

The calculation of Net Earnings Per Share – Diluted for the years ended December 31, 2005, 2004 and 2003 does not include certain stock option grants because the exercise price for these options is greater than the average market price of the common shares during that year. The number, exercise prices and weighted-average remaining life of these antidilutive options is as follows:

	2005	2004	2003
Shares (in thousands)	1,312	7	217
Exercise price ranges	$44 – $49	$48 – $49	$37 – $44
Weighted-average remaining life	9.1 years	9.1 years	7.3 years

04.

Income Taxes

The provision for (benefit of) income taxes consists of:

Year Ended December 31	2005	2004	2003
Current			
United States:			
Federal	$ 12.9	$ 29.9	$ 1.0
State	8.4	3.7	0.7
Foreign	64.2	99.0	95.7
Total current	85.5	132.6	97.4
Deferred			
United States:			
Federal	38.6	12.0	(4.5)
State	2.4	0.9	0.3
Foreign	8.1	(21.7)	(8.8)
Total deferred	49.1	(8.8)	(13.0)
Total provision	$ 134.6	$ 123.8	$ 84.4

A reconciliation between taxes computed at the United States Federal statutory tax rate of 35% and the consolidated effective tax rate is as follows:

Year Ended December 31	2005	2004	2003
Income Tax based on statutory rate	$ 138.1	$ 129.3	$ 77.7
Increase (decrease) resulting from:			
Foreign tax rate differences	6.6	9.2	7.7
Tax effect of foreign earnings	(14.7)	(12.2)	(6.8)
Change in valuation reserve	(5.1)	(1.1)	6.3
Reversal of tax contingency reserve	—	(8.0)	—
Other, net	9.7	6.6	(0.5)
Total provision	$ 134.6	$ 123.8	$ 84.4

in millions, except per share data

Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Temporary differences, which gave rise to the deferred taxes are as follows:

December 31	2005	2004
Current Future Income Tax Benefits (Expense)		
Accrued payroll taxes and insurance	$ 15.2	$ 15.9
Employee compensation payable	20.8	23.6
Pension and postretirement benefits	0.2	4.7
Other	38.1	52.6
Valuation allowance	(3.2)	(0.3)
	71.1	96.5
Noncurrent Future Income Tax Benefits (Expense)		
Accrued payroll taxes and insurance	46.7	36.1
Pension and postretirement benefits	33.6	34.3
Intangible assets	(126.5)	(131.5)
Net operating losses and other	120.5	174.2
Valuation allowance	(62.8)	(53.0)
	11.5	60.1
Total future tax benefits	$ 82.6	$ 156.6

The noncurrent future income tax benefits have been classified as Other Assets in the consolidated balance sheets.

We have U.S. Federal and foreign net operating loss carryforwards and U.S. state net operating loss carryforwards totaling $335.4 and $136.9, respectively, as of December 31, 2005. The net operating loss carryforwards expire as follows:

Year	U.S. Federal and Foreign	U.S. State
2006	$ 1.2	$ 11.0
2007	0.6	9.3
2008	1.8	11.6
2009	3.7	9.4
2010	2.5	4.4
Thereafter	81.2	91.2
No expirations	244.4	—
Total net operating loss carryforwards	$ 335.4	$ 136.9

We have recorded a deferred tax asset of $129.3 as of December 31, 2005, for the benefit of these net operating losses. Realization of this asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. A valuation allowance of $66.0 has been recorded as of December 31, 2005, as management believes that realization of certain loss carryforwards and other deferred tax assets is unlikely. During 2005 and 2004, we reversed valuation allowances of $14.4 and $16.7, respectively, on certain loss carryforwards that are expected to be utilized as a result of certain internal corporate restructurings and transactions.

Pretax income of foreign operations was $189.7, $170.9 and $169.5 in 2005, 2004 and 2003, respectively. We have not provided United States income taxes and foreign withholding taxes on $491.8 of unremitted earnings of foreign subsidiaries that is considered to be reinvested indefinitely. Deferred taxes are provided on unremitted earnings of foreign subsidiaries when we plan to remit those earnings. As of December 31, 2005 and 2004, we have recorded a deferred tax liability of $9.8 and $9.5, respectively, related to foreign earnings that we plan to remit.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the "Act"). The Act creates a temporary incentive for U.S. corporations to repatriate accumulated earnings from foreign subsidiaries by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. We have completed our assessment and will not repatriate any foreign earnings under the provisions of the Act.

We have tax contingencies recorded related to items in various countries, which are included in Other Long-Term Liabilities. These reserve balances will be adjusted to the extent that these items are settled for amounts different than the amounts we have recorded. In 2004, we received notification that income tax audits for certain years have been completed. Based on the results of these audits, we reversed a tax contingency of $8.0 to income in the third quarter of 2004 ($.08 per share on a diluted basis).

05.

Accounts Receivable Securitization

We and certain of our U.S. subsidiaries have an agreement (the "Receivables Facility") with a financial institution whereby we may transfer on a continuous basis an interest in all eligible trade accounts receivable. Pursuant to the Receivables Facility, we formed Ironwood Capital Corporation, a wholly owned, special purpose, bankruptcy-remote subsidiary ("ICC") that is fully consolidated in our financial statements. ICC was formed for the sole purpose of transferring receivables that we and certain of our subsidiaries generate. Under the Receivables Facility, we and certain of our subsidiaries, irrevocably and without recourse, may transfer all of our accounts receivable to ICC. ICC, in turn, subject to certain conditions, may from time to time transfer an undivided interest in these receivables and is permitted to receive advances of up to $200.0 for the transfer of such undivided interest. In July 2005, we amended the Receivables Facility to extend its maturity to July 2006. Among other changes, the agreement was amended to remove the ratings trigger provision clause that would have caused an event of termination if our long-term debt rating was lowered to non-investment grade. With this amendment we no longer have any financing agreements with prepayment requirements that would trigger solely based on our long-term debt rating being lowered to non-investment grade.

Under the Receivables Facility, ICC has the ability to repurchase, in full or in part, the accounts receivable it transferred to the third party. Therefore, transfers made do not qualify for sale accounting, and accordingly, the receivables transferred to the third party remain on our consolidated balance sheet with the corresponding advance being recorded as debt and amounts charged on outstanding borrowings during the year are recorded as interest expense. No amounts were advanced under this facility as of December 31, 2005 and 2004.

Fees associated with the amounts advanced were $0.4 in each of 2005, 2004 and 2003 respectively, and were recorded as other expense in the consolidated statements of operations.

in millions, except per share data

06.
Goodwill and Other Intangible Assets

Changes in the carrying value of goodwill by reportable segment are as follows:

	United States	EMEA	Jefferson Wells	Right	Other Operations	Total
Balance, December 31, 2003	$ 81.1	$ 196.2	$ 149.9	$ 61.9	$ 51.4	$ 540.5
Goodwill acquired throughout the year	–	3.2	–	389.6	1.0	393.8
Currency impact and other	–	15.8	(1.0)	(0.6)	1.4	15.6
Balance, December 31, 2004	81.1	215.2	148.9	450.9	53.8	949.9
Goodwill acquired throughout the year	–	1.6	–	0.9	0.7	3.2
Currency impact and other	–	(23.2)	0.3	(3.2)	(3.1)	(29.2)
Balance, December 31, 2005	$ 81.1	$ 193.6	$ 149.2	$ 448.6	$ 51.4	$ 923.9

There were no significant reductions to goodwill as a result of dispositions during 2005 or 2004.

07.
Debt

Information concerning Short-Term Borrowings is as follows:

December 31	2005	2004
Short-term borrowings	$ 12.4	$ 10.1
Weighted-average interest rates	8.7%	7.0%

We maintain separate bank facilities with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2005, such facilities totaled $254.3, of which $241.9 was unused. We have no significant compensating balance requirements or commitment fees related to these lines. Due to limitations on subsidiary borrowings in our revolving credit agreement, additional borrowings of $100.4 could be made under these facilities as of December 31, 2005.

A summary of Long-Term Debt is as follows:

December 31	2005	2004
Zero-coupon convertible debentures	$ –	$ 265.3
Euro-denominated notes:		
€300 due June 2012	353.8	–
€200 due July 2006	237.0	271.1
€150 due March 2005	–	203.7
Revolving credit agreement:		
Euro-denominated borrowings, at a rate of 5.71% and 3.0%, respectively	118.5	135.5
Other	13.3	16.1
	722.6	891.7
Less – current maturities	247.6	215.6
Long-term debt	$ 4.0	$ 676.1

Convertible Debentures

On February 28, 2005, we elected to call our Zero Coupon Convertible Debentures due August 17, 2021 (the "Debentures") at a redemption price of $613.99 per $1,000 of principal amount at maturity of the Debentures. Under the Indenture related to the Debentures, the Debentures could be converted at a conversion rate of 13.9559 shares of Manpower common stock per $1,000 of principal amount at maturity of Debentures, at the option of the debenture holders. On March 30, 2005, the Debentures were redeemed, and of the $435.2 principal amount at maturity of Debentures, $336.4 principal amount at maturity was redeemed for an aggregate cash payment of $206.6 and $98.8 principal amount at maturity ($60.6 in accreted value) was converted into 1,378,670 shares of Manpower common stock. These shares were issued from Treasury Stock at the average price per treasury share, which totaled $41.4. The remaining $19.2 was recorded as Capital in Excess of Par Value. The cash payment was financed through borrowings under our U.S. Receivables Facility ($187.0) and our revolving credit agreement ($20.0).

Euro Notes

On June 1, 2005, we offered and sold €300.0 aggregate principal amount of 4.50% notes due June 1, 2012 (the "€300.0 Notes"). Net proceeds of approximately €297.7 ($372.3) were used to repay a portion of the outstanding indebtedness under our revolving credit facility and U.S. Receivables Facility, to fund our share repurchase program, and for general corporate purposes. The €300.0 Notes were issued at a price of 99.518% to yield an effective interest rate of 4.58%. The discount of €1.4 ($1.8) will be amortized to interest expense over the term of the notes. Interest is payable annually on June 1. The €300.0 Notes are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. We may redeem the €300.0 Notes, in whole but not in part, at our option at any time for a redemption price as defined in the agreement. These notes also contain certain customary restrictive covenants and events of default.

The €300.0 Notes, along with our other Euro-denominated borrowings, have been designated as a hedge of our net investment in subsidiaries with a Euro functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated Other Comprehensive Income.

We have € 200.0 in unsecured notes due July 2006 and have scheduled annual interest payments at a rate of 5.63%. (See note 13 for further information.)

Our €150.0 notes ($198.4), due March 2005, were retired on March 7, 2005, with available cash. In September 2002, we entered into derivative financial instruments to swap these notes to floating U.S. LIBOR, which expired concurrently with the notes. Cash received from settlement of the foreign currency component of these derivative financial instruments was approximately $50.7, resulting in a net repayment of $147.7 related to the €150.0 notes, and is reflected in cash flows from financing activities on the consolidated statements of cash flows.

Revolving Credit Agreements

We have a $625.0 revolving credit agreement (the "agreement") with a syndicate of commercial banks that expires in October 2009. The revolving credit agreement allows for borrowings in various currencies and up to $150.0 may be used for the issuance of stand-by letters of credit. Outstanding letters of credit issued under the credit agreement totaled $85.8 and $77.7 as of December 31, 2005 and 2004, respectively. Additional borrowings of $420.7 were available to us under this revolving credit agreement as of December 31, 2005.

In January 2006, the agreement was amended (the "amended agreement") to extend the expiration date to October 2010, from October 2009, and to revise the borrowing margin and to reflect improved market pricing conditions. Also under the amended revolving credit agreement, effective January 2006, total subsidiary borrowings cannot exceed $150.0 in the first, second and fourth quarters, and $300.0 in the third quarter of each year, an increase from the previous $125.0 limit.

in millions, except per share data

The borrowing margin rate and facility fee on the agreement, as well as the fee paid for the issuance of letters of credit under the facility, vary based on our public debt ratings and borrowing level. As of December 31, 2005 the interest rate under the agreement was LIBOR plus 0.675% (for USD borrowings, or alternative base rate for foreign currency borrowings), and the facility and issuance fees are 0.20% and 0.675%, respectively. The current interest rate under the amended agreement is LIBOR plus 0.50% (for USD borrowings, or alternative base rate for foreign currency borrowings), and the facility and issuance fees are 0.125% and 0.50%, respectively.

The agreement requires, among other things, that we comply with a Debt-to-EBITDA ratio of less than 3.25 to 1 and a fixed charge ratio of greater than 2.00 to 1. As defined in the agreement, we had a Debt-to-EBITDA ratio of 1.39 to 1 and a fixed charge ratio of 2.85 to 1 as of December 31, 2005. Based upon current forecasts, we expect to be in compliance with these covenants throughout the coming year.

There were no borrowings outstanding under our $125.0 U.S. commercial paper program at December 31, 2005 and 2004, respectively.

Interest Rate Swap Agreements
We have entered into various interest rate swap agreements to manage the interest rate and currency risk associated with our debt instruments. (See note 13 for further information.)

Fair Value of Debt
The carrying value of Long-Term Debt approximates fair value, except for the Euro-denominated notes and the Debentures, which had a fair value, as determined by quoted market prices, as of December 31, as follows:

	2005	2004
Euro denominated notes	$ 600.3	$ 486.1
Zero-coupon convertible debentures	—	299.8

Debt Maturities
The maturities of Long-Term Debt payable within each of the four years subsequent to December 31, 2006 are as follows: 2007 – $1.3, 2008 – $1.1, 2009 – $0.1, 2010 – $118.5, and $354.0 thereafter. These maturities reflect the change in maturity of the $625.0 revolving credit agreement under the amendment effective January 2006.

08.
Stock Compensation Plans

Our 2003 Equity Incentive Plan of Manpower Inc. ("2003 Plan") has 4,500,000 shares authorized for grant. Under this plan, all of our full-time employees and non-employee directors are eligible to receive grants of stock options, stock appreciation rights, restricted stock, restricted stock units, performance share units, and deferred stock grants. As of December 31, 2005, we had approximately 2,100,000 shares of common stock remaining available for grant under this plan.

Awards may be granted under the plan to eligible employees at the discretion of the plan administrator, which currently is a committee of the Board of Directors. All options and stock appreciation rights are granted at a price determined by the administrator, not less than 100% of the fair market value of the common stock at the date of grant. The administrator also determines the period during which options and stock appreciation rights are exercisable. Generally, options are granted with a vesting period of up to four years and expire ten years from the date of grant. As of December 31, 2005, no stock appreciation rights had been granted or were outstanding.

Under the current compensation arrangement, all of our non-employee directors may elect to receive deferred stock in lieu of the portion of the annual cash retainer as to which there was not an election in effect as of July 29, 2003 under the prior compensation arrangement. Non-employee directors who were in office prior to July 29, 2003 for whom an election was not in effect through November 4, 2006 had the right to elect to receive an option to purchase shares of our common stock under the prior compensation arrangement, with respect to a portion of the annual cash retainer through November 2006.

The number of shares of deferred stock is determined pursuant to a formula set forth in the terms and conditions adopted under the 2003 Plan and the number of shares covered by the option were determined in accordance with the terms of the prior compensation arrangement. Deferred stock is settled in shares of common stock following the directors' termination of service.

Effective January 1, 2006, the non-employee directors also receive an annual grant of deferred stock as additional compensation for board service. The number of shares of deferred stock is equal to $100,000 ($117,000 for 2006) divided by the closing sale price of a share of the our common stock on the last trading day of the preceding year. The stock vests in equal quarterly installments and the vested portion is settled in shares of common stock after three years (which may be extended at the directors' election) or upon the directors' termination of service. Instead of receiving this grant of deferred stock, directors may elect to receive a grant for the same number of shares of restricted stock.

The value of restricted stock granted is charged to equity and amortized to expense over the restriction period. There were 112,000 and 41,000 restricted shares granted during 2005 and 2004, respectively. During 2005, 2004 and 2003, we recognized $1.7, $0.9 and $0.5, respectively, of expense, net of tax, related to restricted stock grants. As of December 31, 2005, there were 201,500 restricted shares that had not vested.

In addition to the stock option plan discussed above, we have the Savings Related Share Option Scheme for United Kingdom employees with at least one year of service. As of December 31, 2005, there were approximately 888,000 shares of common stock remaining available for grant under this plan. The employees are offered the opportunity to obtain an option for a specified number of shares of common stock at not less than 85% of its market value on the day prior to the offer to participate in the plan. Options vest after either three, five or seven years, but may lapse earlier. Funds used to purchase the shares are accumulated through specified payroll deductions over a 60-month period.

Information related to options outstanding under our plans, and the related weighted-average exercise prices, is as follows:

December 31			2005			2004			2003
	Shares (000)		Price	Shares (000)		Price	Shares (000)		Price
Options outstanding, beginning of period	5,257	$	33	5,064	$	31	5,641	$	29
Granted	1,236		44	1,243		43	982		32
Assumed in Right Management acquisition	–		–	1,962		18	–		–
Exercised	(803)		30	(2,542)		21	(1,345)		23
Expired or cancelled	(269)		36	(470)		40	(214)		32
Options outstanding, end of period	5,421	$	36	5,257	$	33	5,064	$	31
Options exercisable, end of period	2,732	$	32	2,925	$	31	3,008	$	31

Options outstanding and exercisable as of December 31, 2005 are as follows:

				Options Outstanding			Options Exercisable
Exercise Price	Shares (000)	Weighted-Average Remaining Contractual Life		Weighted-Average Exercise Price	Shares (000)		Weighted-Average Exercise Price
$8 – $31	1,551	5.4	$	28	1,177	$	27
$32 – $34	1,411	5.9		34	957		34
$35 – $43	967	7.2		40	466		39
$44 – $49	1,492	9.0		44	132		45
	5,421	6.8	$	36	2,732	$	32

in millions, except per share data

Other Stock Plans

We have reserved 2,250,000 shares of common stock for issuance under the 1990 Employee Stock Purchase Plan, of which 800,000 shares remained available for future issuance as of December 31, 2005. Under the plan, designated Manpower employees meeting certain service requirements may purchase shares of our common stock through payroll deductions. These shares may be purchased at the lesser of 85% of their fair market value at the beginning or end of each year. During 2005, 2004 and 2003, employees purchased 99,000, 92,000 and 193,000 shares, respectively, under the plan.

09.

Retirement and Deferred Compensation Plans

Defined Benefit Plans

We sponsor several qualified and nonqualified pension plans covering permanent employees. The reconciliation of the changes in the plans' benefit obligations and the fair value of plan assets and the funded status of the plans are as follows:

	U.S. Plans		Non-U.S. Plans	
Year Ended December 31	2005	2004	2005	2004
Change in Benefit Obligation				
Benefit obligation, beginning of year	$ 52.3	$ 43.3	$ 203.9	$ 151.3
Service cost	0.1	0.1	11.8	10.3
Interest cost	2.9	3.1	10.1	8.4
Plan amendments	—	—	2.6	—
Curtailments	—	—	(0.9)	—
Transfer	—	—	1.0	—
Actuarial loss	1.2	2.5	34.7	8.3
Plan participant contributions	—	—	1.8	1.0
Benefits paid	(3.9)	(5.2)	(4.7)	(4.1)
Acquisitions	—	8.5	—	12.5
Currency exchange rate changes	—	—	(26.1)	16.2
Benefit obligation, end of year	$ 52.6	$ 52.3	$ 234.2	$ 203.9
Change in Plan Assets				
Fair value of plan assets, beginning of year	$ 37.5	$ 35.0	$ 126.5	$ 99.4
Actual return on plan assets	3.1	4.2	23.0	7.0
Transfer	—	—	1.0	—
Plan participant contributions	—	—	1.8	1.0
Company contributions	2.4	3.5	12.7	12.9
Benefits paid	(3.9)	(5.2)	(4.7)	(4.1)
Currency exchange rate changes	—	—	(15.3)	10.3
Fair value of plan assets, end of year	$ 39.1	$ 37.5	$ 145.0	$ 126.5
Funded Status				
Funded status of plan	$ (13.5)	$ (14.8)	$ (89.2)	$ (77.4)
Unrecognized net (gain) loss	(5.0)	(5.4)	52.6	43.7
Unrecognized prior service cost	0.8	0.9	2.3	0.2
Unrecognized transitional asset	—	—	0.2	0.2
Net amount recognized	$ (17.7)	$ (19.3)	$ (34.1)	$ (33.3)
Amounts Recognized				
Accrued benefit liability	$ (21.0)	$ (22.8)	$ (69.7)	$ (60.2)
Intangible asset	0.8	0.9	0.1	0.2
Accumulated other comprehensive loss	2.5	2.6	35.5	26.7
Net amount recognized	$ (17.7)	$ (19.3)	$ (34.1)	$ (33.3)

The measurement dates for our U.S. plans are primarily September 30 and for our non-U.S. plans are December 31.

The accumulated benefit obligation for our plans that have plan assets was $209.2 and $181.8 as of December 31, 2005 and 2004, respectively. The accumulated benefit obligation for certain of these plans exceeded the fair value of plan assets as follows:

December 31	2005	2004
Projected benefit obligation	$ 202.4	$ 147.1
Accumulated benefit obligation	177.3	128.7
Plan assets	145.0	101.4

By their nature, certain of our plans do not have plan assets. The accumulated benefit obligation for these plans was $45.3 and $42.8 as of December 31, 2005 and 2004, respectively.

The components of the net periodic benefit cost for all plans are as follows:

Year Ended December 31	2005	2004	2003
Service cost	$ 11.7	$ 10.4	$ 8.5
Interest cost	13.0	11.5	9.0
Expected return on assets	(10.4)	(9.0)	(7.5)
Amortization of:			
Unrecognized loss	3.6	2.5	2.4
Unrecognized prior service cost	0.3	0.3	—
Unrecognized transitional asset	—	(0.1)	(0.1)
Total benefit cost	$ 18.2	$ 15.6	$ 12.3

The weighted-average assumptions used in the measurement of the benefit obligation are as follows:

	U.S. Plans		Non-U.S. Plans	
Year Ended December 31	2005	2004	2005	2004
Discount rate	5.5%	5.8%	4.6%	4.9%
Rate of compensation increase	4.5%	4.5%	3.8%	3.7%

The weighted-average assumptions used in the measurement of the net periodic benefit cost are as follows:

	U.S. Plans			Non-U.S. Plans		
Year Ended December 31	2005	2004	2003	2005	2004	2003
Discount rate	5.8%	6.3%	6.5%	5.0%	5.1%	5.3%
Expected long-term return on plan assets	8.3%	8.5%	8.5%	5.8%	5.7%	6.1%
Rate of compensation increase	4.5%	4.5%	5.0%	3.7%	3.8%	3.7%

in millions, except per share data

Our overall expected long-term rate of return on U.S. plan assets is 8.3%. Our overall expected long-term rate of return on our non-U.S. plans varies by country and ranges from 1.3% to 7.0%. For a majority of our plans, a building block approach has been employed to establish this return. Historical markets are studied and long-term historical relationships between equity securities and fixed income instruments are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over time. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. We also use guaranteed insurance contracts for one of our foreign plans. Peer data and historical returns are reviewed to check for reasonableness and appropriateness of our expected rate of return.

Projected salary levels utilized in the determination of the projected benefit obligation for the pension plans are based upon historical experience. The unrecognized transitional assets are being amortized over the estimated remaining service lives of the employees.

We generally use an external investment manager to assist us in establishing our investment strategies and policies. Our long-term objective is to minimize plan expenses and contributions by outperforming plan liabilities. We have historically used a balanced portfolio strategy based primarily on a target allocation of equity securities and fixed-income instruments, which vary by location. These target allocations, which are similar to the 2005 allocations, are determined based on the favorable risk tolerance characteristics of the plan and, at times, may be adjusted within a specified range to advance our overall objective.

The weighted-average asset allocation of our plans as of December 31 is as follows:

	2005	2004
Asset Category		
Equity securities	40.0%	40.3%
Fixed-income securities	47.5%	43.2%
Cash and other	12.5%	16.5%

Plan assets are primarily comprised of domestic and foreign equity securities, professionally-managed equity and bond funds, government and agency securities and guaranteed insurance contracts. None of our plan assets include any of our debt or equity securities.

Retiree Health Care Plan

We provide medical and dental benefits to certain eligible retired employees in the United States. Due to the nature of the plan, there are no plan assets. The reconciliation of the changes in the plan's benefit obligation and the statement of the funded status of the plan are as follows:

Year Ended December 31	2005	2004
Benefit obligation, beginning of year	$ 23.5	$ 21.6
Service cost	0.4	0.4
Interest cost	1.3	1.3
Actuarial (gain) loss	(2.6)	1.3
Benefits paid	(1.2)	(1.1)
Benefit obligation, end of year	21.4	23.5
Unrecognized net gain	7.3	5.0
Accrued liability recognized	$ 28.7	$ 28.5

We use a December 31 measurement date for this plan. The discount rate used in the measurement of the benefit obligation was 5.5% and 5.8% in 2005 and 2004, respectively. The discount rate used in the measurement of net periodic benefit cost was 5.8%, 6.3% and 6.5% in 2005, 2004 and 2003, respectively. The components of net periodic benefit cost for this plan are as follows:

Year Ended December 31	2005	2004	2003
Service cost	$ 0.4	$ 0.4	$ 0.4
Interest cost	1.3	1.3	1.3
Amortization of unrecognized gain	(0.3)	(0.5)	(0.6)
	$ 1.4	$ 1.2	$ 1.1

The health care cost trend rate was assumed to be 9.0% for 2005, decreasing gradually to 5.5% for the years 2009 and beyond. Assumed health care cost trend rates have a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 0.3	$ (0.2)
Effect on postretirement benefit obligation	3.0	(2.6)

We plan to contribute $15.6 to our pension plans and $1.2 to our retiree health care plan in 2006. Projected benefit payments from the plans as of December 31, 2005 are estimated as follows:

Year	Pension Plans	Retiree Health
2006	$ 8.0	$ 1.2
2007	8.8	1.3
2008	9.0	1.3
2009	9.6	1.3
2010	10.3	1.3
2011-2015	68.8	7.0
Total	$ 114.5	$ 13.4

Defined Contribution Plans

We have defined contribution plans covering substantially all permanent U.S. employees and various other employees throughout the world. Employees may elect to contribute a portion of their salary to the plans and we match a portion of their contributions up to a maximum percentage of the employee's salary. In addition, profit sharing contributions are made if a targeted earnings level is reached. The total expense for our match and any profit sharing contributions was $22.9, $14.2 and $7.9 for 2005, 2004 and 2003, respectively.

in millions, except per share data

In February 2004, we established the Senior Management Performance-Based Deferred Compensation Plan. The plan is intended to focus our corporate executives on the achievement of certain annual operating goals, shareholder value creation, and execution of our business strategies over the longer term by aligning company executives' interests with shareholders' interests. Under the plan, incentives are focused on improving our Net Earnings Per Share – Diluted and economic profit. Participation in the plan is determined annually by a Committee of the Board of Directors. Deferred compensation benefits are earned by participants for the plan year based on our attainment of certain established goals and any deferred benefits earn interest based on the effective yield on a fixed 10-year U.S. Treasury note at the beginning of each year. Participants become vested in the deferred benefits if they are still employed by Manpower when they reach age 50 with 15 years of service, when they reach age 62, or in certain other circumstances. There was approximately $1.4 earned under this plan in both 2005 and 2004.

We also maintain a non-qualified deferred compensation plan for certain employees at Right Management. Under the plan, participants may defer from their pre-tax income, up to a maximum of 15% of their total compensation. A matching contribution is made of 25% of the participating employees' contributions to the plan. Additional contributions are made to the plan if certain internal financial targets are met. No additional contributions were made to the plan in 2005 and 2004. Contributions vest at 33.3% over a three-year period from the employee's date of hire. Our contributions were $0.2 for both 2005 and 2004.

10.

Accumulated Other Comprehensive Income (Loss)

The components of Accumulated Other Comprehensive Income (Loss), net of tax, are as follows:

December 31	2005	2004	2003
Foreign currency translation	$ 15.8	$ 133.6	$ 47.3
Unrealized gain on investments	6.9	4.7	1.3
Unrealized loss on derivatives	(8.4)	(11.4)	(8.9)
Minimum pension liability adjustment	(25.3)	(17.5)	(11.4)
	$ (11.0)	$ 109.4	$ 28.3

11.
Leases

We lease property and equipment primarily under operating leases. Renewal options exist for substantially all leases. Future minimum payments, by year and in the aggregate, under noncancelable operating leases with any remaining terms consist of the following as of December 31, 2005:

Year		
2006	$	196.6
2007		145.2
2008		104.2
2009		80.4
2010		56.8
Thereafter	$	113.2
Total minimum lease payments		696.4

Rental expense for all operating leases was $213.3, $215.7 and $167.2 for the years ended December 31, 2005, 2004 and 2003, respectively.

12.
Interest and Other Expense

Interest and Other Expense consists of the following:

Year Ended December 31		2005		2004		2003
Interest expense	$	46.7	$	45.4	$	41.4
Interest income		(9.8)		(9.4)		(8.0)
Foreign exchange gains		—		(1.6)		(1.3)
Miscellaneous expense (income), net		4.9		(8.1)		3.7
Interest and other expense	$	41.8	$	26.3	$	35.8

Miscellaneous Expense (Income), Net in 2005, includes a non-operating gain of $2.6 related to an equity investment we sold in the fourth quarter. Miscellaneous Expense (Income), Net in 2004, includes non-operating gains of $14.2, primarily related to the sale of our equity interest in a European internet job board.

in millions, except per share data

13.
Derivative Financial Instruments

Foreign Currency Exchange Rate Risk Management

In certain circumstances, we enter into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates on cash flows with foreign subsidiaries. All such contracts entered into during 2005 and 2004 were designated as cash flow hedges and were considered highly effective, as defined by SFAS No. 133, as amended.

As of December 31, 2005, there was a £5.0 ($8.7) forward contract related to cash flows to be received in January 2006 as a result of a sale of an equity investment in the United Kingdom. In addition, two forward contracts are outstanding relating to cash flows to be received from our foreign subsidiaries totaling £11.0 ($19.0) in March and June 2006 and three forward contracts are outstanding that relate to cash flows owed to our foreign subsidiaries totaling £38.0 ($65.5) in March and June 2006. As of December 31, 2004 there were no forward contracts outstanding.

Our revolving credit agreement borrowings of €100.0 ($118.5), and the €200.0 ($237.0) unsecured notes and €300.0 ($353.8) unsecured notes, have been designated and are effective as economic hedges of our net investment in our foreign subsidiaries with a Euro-functional currency. Therefore, all translation gains or losses related to these borrowings are recorded as a component of Accumulated Other Comprehensive Income (Loss).

We had derivative financial instruments to swap our €150.0 ($198.4) unsecured notes, at 6.25% due March 2005, to floating U.S. LIBOR. These instruments expired in March 2005. Cash received from settlement of the foreign currency component of these derivative financial instruments was approximately $50.7. Gains and losses arising from foreign exchange fluctuations throughout the contract term on the derivative instruments were recorded in the consolidated statements of operations, offsetting the foreign exchange gain or loss recorded on the notes.

Interest Rate Risk Management

Our exposure to market risk for changes in interest rates relates primarily to our Long-Term Debt obligations. We have historically managed interest rates through the use of a combination of fixed and variable rate borrowings and interest rate swap agreements.

As previously mentioned, we had derivative instruments to swap our €150.0 ($198.4) unsecured notes, at 6.25% due March 2005, to floating U.S. LIBOR. We designated these interest rate swaps as a fair value hedge, offsetting changes in the fair value of the notes that were due to interest rate fluctuations. Changes in the fair value hedge and the fair value of the notes throughout the contract term were reflected in the consolidated statements of operations. These instruments had a favorable impact of $0.6, $4.7 and $5.0 in 2005, 2004 and 2003, respectively. Any ineffectiveness on the swaps was recorded in the consolidated statements of operations and was immaterial for 2005, 2004 and 2003.

We have various interest rate swap agreements to fix our interest costs on a portion of our Euro-denominated variable rate borrowings. The Euro interest rate swap agreements have a notional value of €100.0 ($118.5), which fix the interest rate, on a weighted-average basis, at 5.7% and expire in 2010. Such contracts have been designated as cash flow hedges and were considered highly effective, as defined by SFAS No. 133, as amended, as of December 31, 2005. For the years ended December 31, 2005, 2004 and 2003 these instruments increased interest expense by $4.6, $4.6 and $3.9, respectively.

During March 2003, we terminated our interest rate swap agreement with a notional value of ¥4,000.0 ($34.0), which was scheduled to expire in June 2003 for $0.1. In September 2003, we terminated our interest rate swap agreement with a notional value of ¥4,150.0 ($36.1), which was scheduled to expire in 2006 for $0.5.

Fair Value of Derivative Financial Instruments

The fair value of our derivative financial instruments are reflected in the consolidated balance sheets as follows:

December 31	2005	2004
Other assets:		
€150.0 Interest Rate Swaps	$ —	$ 64.5
Other long-term liabilities:		
€100.0 Interest Rate Swaps	(13.5)	(18.4)
Forward contracts	(0.4)	—
	$ (13.9)	$ 46.1

in millions, except per share data

14.
Contingencies

Litigation
We are involved in a number of lawsuits arising in the ordinary course of business which will not, in the opinion of management, have a material effect on our results of operations, financial position or cash flows.

On November 30, 2004, we were informed that authorities had commenced an investigation at our French headquarters. According to the search warrant, the investigation stems from a complaint submitted during 2003 to the European Commission and subsequently transferred to France's Direction Generale de la Concurrence, de la Consommation et de la Repression des Fraudes. We understand that the purpose of the investigation is to search for evidence of price fixing and allocation of market share within the French market. The investigation is continuing and we are cooperating fully. We are currently not able to predict the outcome of the investigation and consequently no amounts have been recorded in the financial statements.

Guarantees
We have entered into certain guarantee contracts and stand-by letters of credit that total $128.6 ($41.0 for guarantees and $87.6 for stand-by letters of credit). The guarantees primarily relate to indebtedness, bank accounts and leases. The stand-by letters of credit relate to workers' compensation, and debt facilities. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements.

15.
Segment Data

We are organized and managed primarily on a geographic basis, with the exception of Jefferson Wells and Right Management, which are operated as separate global business units. Each country and business unit primarily has its own distinct operations, is managed locally by its own management team and maintains its own financial reports. Each operation reports directly, or indirectly through a regional manager, to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following segments: United States; France; EMEA (Europe, Middle East and Africa, excluding France); Jefferson Wells; Right Management; and Other Operations.

The United States, France, EMEA, and Other Operations segments derive a significant majority of their revenues from the placement of temporary workers. The remaining revenues within these segments are derived from other human resource services, including permanent employee recruitment, temporary and permanent employee testing, selection, and training and development. Jefferson Wells revenues are derived from services related to three primary business lines – internal controls, tax operations and finance operations. The Right Management segment revenues are derived from outplacement and consulting services. Segment revenues represent sales to external customers primarily within a single segment. Due to the nature of our business, we do not have export or intersegment sales. We provide services to a wide variety of customers, none of which individually comprise a significant portion of revenue for us as a whole, however approximately 13% and 19% of Jefferson Wells' revenues for 2005 and 2004, respectively, were generated from providing services to one customer. We do not anticipate a significant change in the level of services to this customer in 2006.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on Operating Unit Profit, which is equal to segment revenues less direct costs and branch and national headquarters operating costs. This profit measure does not include amoritization of intangibles related to the acquisition of Right Management, interest and other income and expense amounts or income taxes. Total assets for the segments are reported after the elimination of investments in subsidiaries and intercompany accounts.

Year Ended December 31	2005	2004	2003
Revenues from Services [(a)]			
United States [(b)]	$ 2,048.3	$ 2,041.1	$ 1,945.8
France	5,532.0	5,226.7	4,638.8
EMEA	5,604.8	5,084.3	3,920.2
Jefferson Wells	386.2	340.6	136.4
Right Management	405.9	431.1	66.9
Other Operations	2,103.2	1806.2	1,476.4
	$ 16,080.4	$ 14,930.0	$ 12,184.5
Operating Unit Profit			
United States	$ 68.7	$ 49.3	$ 33.7
France	166.5	178.8	184.0
EMEA	153.9	115.1	51.7
Jefferson Wells	33.3	51.4	(9.9)
Right Management	24.5	24.5	(2.3)
Other Operations	61.7	46.0	40.1
	508.6	465.1	297.3
Corporate expenses	59.0	57.0	39.4
Amortization of intangible assets	13.1	12.3	—
Interest and other expense	41.8	26.3	35.8
Earnings before income taxes	$ 394.7	$ 369.5	$ 222.1
Depreciation and Amortization Expense			
United States	$ 8.6	$ 7.3	$ 8.9
France	20.7	17.9	19.4
EMEA	22.7	23.6	26.0
Jefferson Wells	3.4	2.2	2.3
Right Management	13.0	14.7	1.0
Other Operations	11.4	8.5	6.8
Amortization of intangible assets	13.1	12.3	—
	$ 92.9	$ 86.5	$ 64.4
Earnings from Equity Investments			
United States	$ 0.7	$ 0.8	$ (0.7)
France	(1.0)	(0.3)	—
EMEA	2.7	0.6	6.3
Other Operations	—	(0.5)	—
	$ 2.4	$ 0.6	$ 5.6

a) Supplemental geographic information is as follows:

Revenues from Services	2005	2004	2003
United States	$ 2,593.1	$ 2,542.7	$ 2,092.4
France	5,563.0	5,258.4	4,638.8
United Kingdom	1,848.0	1,791.5	1,371.8
Total Foreign	13,487.3	12,387.3	10,092.1

(b) U.S. revenues above represent revenues from our Company-owned branches and franchise fees received from our franchise operations. These fees are primarily based on revenues generated by our franchise operations, which are discussed further on the financial highlights page.

in millions, except per share data

As Of And For The Year Ended December 31	2005	2004	2003
Total Assets			
United States	$ 688.3	$ 687.6	$ 655.4
France	1,664.3	1,829.8	1,555.2
EMEA	1,478.6	1,563.6	1,362.9
Jefferson Wells	106.8	60.9	38.4
Right Management	260.8	282.0	109.1
Other Operations	555.4	550.0	416.4
Corporate [a]	814.2	869.2	239.0
	$ 5,568.4	$ 5,843.1	$ 4,376.4
Equity Investments			
United States	$ 16.0	$ 15.3	$ 14.5
France	1.4	0.9	–
EMEA	51.4	45.3	61.0
Other Operations	17.9	21.2	20.2
	$ 86.7	$ 82.7	$ 95.7
Long-Lived Assets [b]			
United States	$ 44.5	$ 50.4	$ 55.8
France	64.9	80.1	79.2
EMEA	59.6	66.8	65.4
Jefferson Wells	8.5	5.2	3.8
Right Management	31.1	38.0	2.6
Other Operations	26.4	28.0	24.4
Corporate	5.1	3.9	4.4
	$ 240.1	$ 272.4	$ 235.6
Additions to Long-Lived Assets			
United States	$ 5.2	$ 7.5	$ 11.4
France	16.2	14.4	13.7
EMEA	23.8	22.8	18.5
Jefferson Wells	6.8	3.7	1.1
Right Management	10.8	7.5	0.5
Other Operations	10.9	13.1	10.9
Corporate	4.0	–	4.4
	$ 77.7	$ 69.0	$ 60.5

a) Corporate assets include assets that are not used in the operations of any segment, the most significant of which are goodwill and purchased intangibles.

b) Supplemental geographic information is as follows:

Long-Lived Assets	2005	2004	2003
United States	$ 67.6	$ 73.6	$ 59.8
France	68.4	83.9	79.2
United Kingdom	23.1	27.1	24.2
Total Foreign	172.5	198.8	175.8

16.

Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended December 31, 2005					
Revenues from services	$ 3,758.7	$ 4,053.7	$ 4,144.8	$ 4,123.2	$ 16,080.4
Gross profit	682.0	739.2	756.6	770.8	2,948.6
Operating profit	62.5	109.7	132.0	132.3	436.5
Net earnings	32.2	62.5	76.3	89.1	260.1
Net earnings per share – basic	$ 0.36	$ 0.71	$ 0.88	$ 1.02	$ 2.95
Net earnings per share – diluted	$ 0.35	$ 0.70	$ 0.87	$ 1.01	$ 2.87
Dividends per share	$ —	$ 0.20	$ —	$ 0.27	$ 0.47
Market price:					
High	$ 48.65	$ 42.98	$ 48.18	$ 47.92	
Low	43.16	38.55	40.89	42.88	
Year Ended December 31, 2004					
Revenues from services	$ 3,334.1	$ 3,622.4	$ 3,900.8	$ 4,072.7	$ 14,930.0
Gross profit	616.5	679.3	728.1	764.2	2,788.1
Operating profit	56.2	95.2	126.9	117.5	395.8
Net earnings	39.6	53.1	83.4	69.6	245.7
Net earnings per share – basic	$ 0.46	$ 0.59	$ 0.93	$ 0.77	$ 2.76
Net earnings per share – diluted	$ 0.43	$ 0.56	$ 0.87	$ 0.73	$ 2.59
Dividends per share	$ —	$ 0.10	$ —	$ 0.20	$ 0.30
Market price:					
High	$ 49.14	$ 50.77	$ 49.30	$ 49.67	
Low	41.20	46.00	38.71	41.99	

Selected Financial Data

in millions, except per share data

As Of And For The Year Ended December 31	2005	2004	2003	2002	2001
Operations Data					
Revenues from services	$ 16,080.4	$ 14,930.0	$ 12,184.5	$ 10,610.9	$ 10,483.8
Gross profit	2,948.6	2,788.1	2,136.8	1,910.4	1,956.5
Operating profit [a]	436.5	395.8	257.9	234.8	237.6
Net earnings [a]	260.1	245.7	137.7	113.2	124.5
Per Share Data					
Net earnings – basic [a]	$ 2.95	$ 2.76	$ 1.77	$ 1.48	$ 1.64
Net earnings – diluted [a]	2.87	2.59	1.69	1.42	1.59
Dividends	0.47	0.30	0.20	0.20	0.20
Balance Sheet Data					
Total assets	$ 5,568.4	$ 5,843.1	$ 4,376.4	$ 3,689.9	$ 3,228.0
Long-term debt	475.0	676.1	829.6	799.0	811.1

The notes to consolidated financial statements should be read in conjunction with the above summary.

a) On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which prohibits the amortization of goodwill and identifiable intangible assets with an indefinite life. (See notes 1 and 6 to the consolidated financial statements for further information.)

Local Global

Where we're located In virtually every corner around the world, Manpower is there to help local employers and job seekers to find each other, and to find their way in the changing world of work. Our network spans 4,400 offices in 72 countries and territories, including an office in your community.

Principle Operating Units


North American operations
Canada, Costa Rica, Dominican Republic, El Salvador, Guadeloupe, Guatemala, Honduras, Martinique, Mexico, Nicaragua, Panama, Puerto Rico, United States

South American operations
Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, Paraguay, Peru, Uruguay, Venezuela

Manpower Inc. (NYSE: MAN) is a world leader in the employment services industry; creating and delivering services that enable its clients to win in the changing world of work. The $16 billion company offers employers a range of services for the entire employment and business cycle including permanent, temporary and contract recruitment; employee assessment and selection; training; outplacement; outsourcing and consulting. Manpower's worldwide network of 4,400 offices in 72 countries and territories enables the company to meet the needs of its 400,000 customers per year, including small and medium size enterprises in all industry sectors, as well as the world's largest multinational corporations. The focus of Manpower's work is on raising productivity through improved quality, efficiency and cost-reduction across their total workforce, enabling clients to concentrate on their core business activities. Manpower Inc. operates under five brands: Manpower, Manpower Professional, Elan, Jefferson Wells and Right Management. More information on Manpower Inc. is available at www.manpower.com.



Asian operations
China, Hong Kong, India, Japan, Kazakhstan, South Korea, Malaysia, Philippines, Russia, Singapore, Taiwan, Thailand

European operations
Austria, Belgium, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Israel, Italy, Latvia, Lithuania, Luxembourg, Monaco, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, Ukraine, United Kingdom

African operations
Morocco, Reunion, South Africa, Tunisia

Australian operations
Australia, New Caledonia, New Zealand

Manpower®   Manpower® Professional   RIGHT MANAGEMENT A Manpower Company   JEFFERSON WELLS A Manpower Company   ELAN A Manpower Company

Corporate Information

Directors

Jeffrey A. Joerres
Chairman, CEO and President
Manpower Inc.

Marc J. Bolland [2]
Executive Board Member
Heineken N.V.

J. Thomas Bouchard [1,2*]
Retired Senior Vice President, Human Resources
IBM

Dr. Stephanie A. Burns [1,3]
Chairman, President and CEO
Dow Corning

Willie D. Davis [1,3]
President
All Pro Broadcasting Inc.

Jack M. Greenberg [2]
Retired Chairman and CEO
McDonald's Corporation

Terry A. Hueneke
Retired Executive Vice President
Manpower Inc.

Rozanne L. Ridgway [2,3]
Former Assistant Secretary of State
for Europe and Canada

Lord Dennis Stevenson
Chairman
HBOS plc

John R. Walter [2,3*]
Retired President and COO
AT&T Corp.
Former Chairman, President and CEO
R.R. Donnelley & Sons

Edward J. Zore [1*,3]
President and CEO
Northwestern Mutual

Board Committees
1 Audit Committee
2 Executive Compensation Committee
3 Nominating and Governance Committee
* Denotes Committee Chair

Management

Jeffrey A. Joerres
Chairman, CEO and President

Michael J. Van Handel
Executive Vice President and CFO

Barbara J. Beck
Executive Vice President
President – Europe, Middle East and Africa
(Excluding France)

Jean-Pierre Lemonnier
Executive Vice President
President – France and Region

Yoav Michaely
Executive Vice President
Global Operational Effectiveness

Jonas Prising
Executive Vice President
President – United States and Canadian Operations

Owen Sullivan
Executive Vice President
CEO of Right Management
and Jefferson Wells

David Arkless
Senior Vice President
Corporate Affairs

Richard B. Davidson
Senior Vice President
Global Chief Information Officer

Iain Herbertson
Senior Vice President
President – Asia Pacific

Tammy Johns
Senior Vice President
Global Sales

Mara Swan
Senior Vice President
Global Human Resources

DESIGN: SamataMason PRINTING: Lake County Press

Corporate Information

International Headquarters
P.O. Box 2053
5301 N. Ironwood Rd.
Milwaukee, WI 53201 USA
+1.414.961.1000
www.manpower.com

Transfer Agent and Registrar
Mellon Investor Services, L.L.C.
P.O. Box 3315
South Hackensack, NJ 07606 USA
www.mellon-investor.com

Stock Exchange Listing
NYSE Symbol: MAN

Form 10-K
A copy of Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2005 is available without charge after February 14, 2006 and can be obtained online at:
www.investor.manpower.com

or by writing to:
Michael J. Van Handel
Manpower Inc.
P.O. Box 2053
5301 N. Ironwood Rd.
Milwaukee, WI 53201 USA

Shareholders
As of February 14, 2006, Manpower Inc. common stock was held by approximately 6,500 record holders.

Annual Meeting of Shareholders
April 25, 2006 at 9 a.m.
Manpower International Headquarters
5301 N. Ironwood Rd.
Milwaukee, WI 53217
USA

Investor Relations Website
The most current corporate and investor information can be found on the Manpower Inc. corporate website at www.manpower.com. Interested individuals may also choose to receive Manpower press releases and other information via e-mail by subscribing to our E-mail Alert service at **www.investor.manpower.com.**

Governance
Manpower's governance structure is designed to ensure transparency in our operations and adherence to the regulations set forth by the U.S. Securities and Exchange Commission (SEC). Information on Manpower's corporate governance structure and policies can be found at **www.manpower.com** in the section titled, "About Manpower."

As of November 1, 2005, the Corporate Governance Quotient indicated that Manpower outperformed 86.9% of the companies in the S&P 400 and 95.4% of the companies in the Commercial Services & Supplies group. The Corporate Governance Quotient index is issued by Institutional Shareholder Services, a respected authority on proxy voting and corporate governance.

Governance Metrics International, an independent corporate governance rating agency, rated Manpower a 6.5 on a scale of 1 to 10, with 10 being the highest ranking, in July 2005. The average score of all companies rated by GMI is 6.5.

Power Award



The Manpower Power Award is an annual recognition program to honor operations around the world for their financial achievements and their performance in positively representing the Manpower brand and culture. In addition to the offices around the world that win the award each year, Manpower also bestows the Power Award on a few individuals each year who have performed their duties in an outstanding way in the previous year. This year, Manpower has awarded an individual Power Award to Daniel Kasmir, Director of Human Resources and Corporate Affairs – EMEA region, for his dedication to advancing Manpower's thought leadership in the employment services industry, in addition to his normal duties. Congratulations to Daniel and all of the other 2005 Power Award winners worldwide.

200

Manpower Inc.
International Headquarters
5301 N. Ironwood Rd.
Milwaukee, WI 53217 USA

www.manpower.com